   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 25, 2000

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ---------------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          ---------------------------

                               ATHEROGENICS, INC.
             (Exact name of Registrant as specified in its charter)

               GEORGIA                                  2834                                58-2108232
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)          Classification Code Number)               Identification Number)

                             8995 WESTSIDE PARKWAY
                           ALPHARETTA, GEORGIA 30004
                                 (678) 336-2500
    (Address, including zip code, and telephone number,including area code, of Registrant's principal executive offices)
                          ---------------------------

                        RUSSELL M. MEDFORD, M.D., PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATHEROGENICS, INC.
                             8995 WESTSIDE PARKWAY
                           ALPHARETTA, GEORGIA 30004
                                 (678) 336-2500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                          ---------------------------

                                   Copies to:

           LEONARD A. SILVERSTEIN, ESQ.                            ALAN L. JAKIMO, ESQ.
            LONG ALDRIDGE & NORMAN LLP                               BROWN & WOOD LLP
            SUNTRUST PLAZA, SUITE 5300                      ONE WORLD TRADE CENTER, 58TH FLOOR
               303 PEACHTREE STREET                              NEW YORK, NEW YORK 10048
            ATLANTA, GEORGIA 30308-3201                               (212) 839-5300
                  (404) 527-4000

                          ---------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                          ---------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM
                                                                   AGGREGATE            AMOUNT OF
                   TITLE OF EACH CLASS OF                          OFFERING           REGISTRATION
                SECURITIES TO BE REGISTERED                       PRICE(1)(2)              FEE
------------------------------------------------------------------------------------------------------
Common Stock, no par value per share........................     $100,000,000          $26,400.00
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

    (1) Includes the dollar value of shares that the underwriters have the option to purchase to cover over-allotments, if any.
    (2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED            , 2000

PROSPECTUS

                                        SHARES

                                 [LOGO TO COME]

                                  COMMON STOCK

     This is an initial public offering of shares of common stock of AtheroGenics, Inc. AtheroGenics expects that the initial public offering price
will be between $          and $          per share.

     We have applied for trading and quotation of our common stock on the Nasdaq National Market under the symbol "AGIX."

     OUR BUSINESS INVOLVES SIGNIFICANT RISKS. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 8.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          ---------------------------

                                                              PER SHARE          TOTAL
Public offering price.......................................  $                  $
Underwriting discounts and commissions......................  $                  $
Proceeds, before expenses, to AtheroGenics..................  $                  $

     The underwriters may also purchase up to an additional shares of common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments.

     The underwriters expect to deliver the shares against payment in New York,
New York on           , 2000.

                          ---------------------------

SG COWEN
              CHASE H&Q
                             ADAMS, HARKNESS & HILL, INC.
                                           A.G. EDWARDS & SONS, INC.
           , 2000

Inside Cover Illustration:

This four-color image/copy will appear on the inside front cover of the prospectus. The image/copy will depict the inflammatory diseases which AtheroGenics' v-protectant technology targets in the context of the organs of the body affected by these diseases. The image will include a full human body with the following organ (disease) call-outs:

      - Lungs (Asthma)

      - Kidneys (Solid organ transplant rejection)

      - Heart (Restenosis)

      - Carotid artery (Atherosclerosis)

      - Knee joints (Rheumatoid Arthritis)

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.......................    3
Risk Factors.............................    8
Special Note Regarding Forward-Looking
     Statements..........................   16
Use of Proceeds..........................   17
Dividend Policy..........................   17
Capitalization...........................   18
Dilution.................................   20
Selected Financial Data..................   21
Management's Discussion and Analysis of
     Financial Condition and Results of
     Operations..........................   22
Business.................................   25

                                           PAGE
                                           ----
Management...............................   39
Certain Transactions.....................   47
Principal Shareholders...................   49
Description of Capital Stock.............   52
Shares Eligible for Future Sale..........   55
Underwriting.............................   57
Legal Matters............................   58
Experts..................................   58
Where You Can Find Additional
     Information.........................   59
Financial Statements.....................  F-1

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE OFFERING TO SELL AND SEEKING OFFERS TO BUY SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, REFERENCES TO "ATHEROGENICS," "WE," "US" AND "OUR" REFER TO ATHEROGENICS, INC., A GEORGIA CORPORATION.
                             ---------------------

     UNTIL           , 2000, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                             ---------------------

     ATHEROGENICS AND ASSOCIATED DESIGN, AGI AND OXYKINE ARE TRADEMARKS OF ATHEROGENICS, INC. THIS PROSPECTUS ALSO REFERS TO TRADE NAMES AND TRADEMARKS OF OTHER ORGANIZATIONS.

                               PROSPECTUS SUMMARY

     The following is only a summary. You should carefully read the more detailed information contained in this prospectus, including our financial statements and related notes included in this prospectus. Our business involves significant risks. You should carefully consider the information under the heading "Risk Factors" beginning on page 8. Unless otherwise indicated, all information in this prospectus assumes (1) the conversion of all outstanding shares of our preferred stock into 13,643,837 shares of common stock immediately prior to the closing of this offering and (2) no exercise by the underwriters of the over-allotment option.

                                  THE COMPANY

     AtheroGenics is an emerging pharmaceutical company focused on the discovery, development and commercialization of novel small molecule therapeutics for the treatment of chronic inflammatory diseases, such as atherosclerosis, asthma and arthritis. We designed our lead product candidate, AGI-1067, to benefit patients with coronary artery disease, which is atherosclerosis of the blood vessels of the heart. In October 1999 we entered into a worldwide exclusive license agreement with Schering-Plough Corporation to develop and commercialize AGI-1067. We are currently testing AGI-1067 in a Phase II clinical trial for the prevention and treatment of restenosis, the reoccurrence of narrowing of the coronary arteries following angioplasty in patients with coronary artery disease. Schering-Plough has extensive experience in developing, manufacturing and commercializing pharmaceutical products. Schering-Plough's total licensing and milestone payments to us for this initial indication, excluding royalties and development costs, could reach $189 million.

     We have developed a proprietary drug discovery technology platform called vascular protectant, or v-protectant, technology for treating diseases of chronic inflammation. Inflammation normally protects the body from infection, injury and disease, but chronic inflammation often causes damage in a misdirected attempt at repair and healing. Diseases of chronic inflammation that we are targeting with our v-protectants include:

          - atherosclerosis, including coronary artery disease, which affects more than 11 million people in the United States and is the leading cause of death in the United States; physicians perform more than
            1.2 million angioplasties annually in North America;

          - asthma, which affects more than 17 million people in the United States; its prevalence and economic impact are both increasing;

          - cystic fibrosis, which affects 36,000 children and adults in the United States, of whom 25% are hospitalized at least once annually;

          - rheumatoid arthritis, which affects 2.1 million people in the United States and is more common in women than men; the economic cost of rheumatoid arthritis and related diseases exceeds $65 billion annually in the United States; and

          - solid organ transplant rejection, which affects more than 200,000 people in the United States and is a major factor contributing to organ shortage.

     Our v-protectants are therapeutic small molecules that block a class of signals called oxidant signals. Oxidant signals lead to the production of selected inflammatory proteins including VCAM-1. These inflammatory proteins attract white blood cells, or leukocytes, to the site of chronic inflammation. Leukocytes destroy infective agents and promote healing but can also amplify chronic inflammation. Diseases marked by chronic inflammation are the therapeutic targets of several classes of currently available drugs. Some drugs are directed toward reduction of risk factors for the underlying disease, such as high blood cholesterol in atherosclerosis. Other drugs provide symptomatic relief. Among these drugs are anti-inflammatories and immunosuppressants that decrease chronic inflammation, but increase the risk of infection. None of these drugs treats the underlying cause of chronic inflammation. In contrast, we believe that our v-protectants can suppress chronic inflammation by blocking production of VCAM-1 without undermining the body's ability to protect itself against infection.

     AGI-1067 is our v-protectant candidate that is most advanced in clinical development. We are currently managing a Phase II clinical trial, CART-1, to assess in 315 patients the safety and effectiveness of AGI-1067 for the treatment of post-angioplasty restenosis. We recruited our first CART-1 patient in September 1999 and we expect to complete this clinical trial in the first half of 2001. Our Phase II clinical trial program follows our successful completion of seven Phase I clinical trials comprising more than 150 men and women.

     We have identified other potential v-protectant product candidates to treat asthma, cystic fibrosis, rheumatoid arthritis and solid organ transplant rejection. We are evaluating these v-protectant product candidates to choose lead product candidates for clinical development. We plan to develop these v-protectants rapidly and may seek regulatory fast track status to expedite development and commercialization. We will continue to expand our v-protectant technology platform with other scientific programs in inflammation using functional genomics to identify novel therapeutic gene targets.

     We base our competitive strategy on our ability to integrate the following strengths:

          - we have pioneered basic discoveries in vascular cell biology that form the foundation of our v-protectant technology platform;

          - our scientific expertise coupled with our clinical and regulatory expertise has enabled us to be the first company to conduct Phase I and II clinical trials of an orally-administered, small molecule v-protectant;

          - we expect that our exclusive license agreement with Schering-Plough will allow us to sustain and extend our competitive advantage; and

          - we believe that our scientific, development and licensing expertise strongly positions us to acquire promising technologies and products discovered outside AtheroGenics.

     We believe that these competitive advantages are important to the success of our business strategy, which is to:

          - develop AGI-1067 for commercialization in collaboration with Schering-Plough;

          - extend our v-protectant technology platform into additional therapeutic areas that address unmet medical needs;

          - create value rapidly through innovative drug discovery coupled with innovative development to produce useful drugs;

          - expand our product candidate portfolio by acquiring complementary product candidates and technologies; and

          - commercialize our products based upon the size and other relevant characteristics of the patient and physician populations.

     We were incorporated in the State of Georgia in November 1993. Our executive offices are located at 8995 Westside Parkway, Alpharetta, Georgia 30004. Our telephone number at that location is (678) 336-2500 and our Internet address is www.atherogenics.com. Information contained on our website does not constitute part of this prospectus.

                                  THE OFFERING

Common stock we are offering.............                   shares

Common stock to be outstanding after the
offering................................                    shares

Underwriters' over-allotment option.....                    shares

Use of proceeds.........................     We intend to use the net proceeds
                                             for research and development
                                             activities, including clinical
                                             trials, process development and
                                             manufacturing support, potential
                                             licensing and acquisition
                                             opportunities and for general
                                             corporate purposes, including
                                             working capital. See "Use of
                                             Proceeds."

Proposed Nasdaq National Market
symbol..................................     AGIX

     The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding on February 18, 2000. This number does not take into account:

     - 2,998,325 shares of our common stock issuable upon exercise of options outstanding under our stock option plans at February 18, 2000 with a weighted average exercise price of $.32 per share;

     - 1,049,578 shares of our common stock available for future grant or issuance under our benefit plans; and

     - 467,503 shares of our common stock issuable upon exercise of outstanding warrants at February 18, 2000 with an average exercise price of $3.21 per share.

                             SUMMARY FINANCIAL DATA

     The following table contains a summary of our statement of operations data. The pro forma net loss per share data below gives effect to (1) the conversion of each outstanding share of preferred stock into one share of common stock immediately prior to the closing of this offering and (2) the pro forma basis of presentation described in "Selected Financial Data" on page 21. See Note 11 to Financial Statements.

                                                       YEAR ENDED DECEMBER 31,
                                 --------------------------------------------------------------------
                                    1995          1996          1997           1998          1999
                                 -----------   -----------   -----------   ------------   -----------
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees.................  $        --   $        --   $        --   $         --   $ 5,000,000
  Research and development.....           --            --            --             --       791,653
                                 -----------   -----------   -----------   ------------   -----------
          Total revenues                  --            --            --             --     5,791,653
Operating expenses:
  Research and development.....      780,159     1,776,891     4,656,478      8,954,904     9,041,345
  General and administrative...      348,107       548,766       988,230      1,573,807     2,593,017
  Amortization of deferred
     stock compensation........           --            --            --             --        85,480
                                 -----------   -----------   -----------   ------------   -----------
          Total operating
            expenses...........    1,128,266     2,325,657     5,644,708     10,528,711    11,719,842
                                 -----------   -----------   -----------   ------------   -----------
Operating loss.................   (1,128,266)   (2,325,657)   (5,644,708)   (10,528,711)   (5,928,189)
Net interest income
  (expense)....................       21,547       277,563       485,392       (205,130)      (60,617)
                                 -----------   -----------   -----------   ------------   -----------
Net loss.......................  $(1,106,719)  $(2,048,094)  $(5,159,316)  $(10,733,841)  $(5,988,806)
                                 ===========   ===========   ===========   ============   ===========
Basic and diluted net loss per
  share........................  $     (0.72)  $     (1.10)  $     (2.25)  $      (4.45)  $     (2.45)
Shares used in computing basic
  and diluted net loss per
  share........................    1,543,064     1,869,246     2,292,966      2,409,948     2,443,237
Pro forma basic and diluted net
  loss per share...............                                                           $     (0.47)
Shares used in computing pro
  forma basic and diluted net
  loss per share...............                                                            12,712,029

     The following table contains a summary of our balance sheet at December 31, 1999:

     - on an actual basis;

     - on a pro forma basis to reflect the conversion of all outstanding shares of preferred stock into 13,643,837 shares of common stock effective immediately prior to the closing of this offering; and

     - on a pro forma as adjusted basis to reflect the conversion of all outstanding shares of preferred stock into 13,643,837 shares of common stock effective immediately prior to the closing of this offering and the sale of shares of common stock offered hereby at an assumed initial
       public offering price per share of $          .

                                                                   DECEMBER 31, 1999
                                                       ------------------------------------------
                                                                                      PRO FORMA
                                                          ACTUAL       PRO FORMA     AS ADJUSTED
                                                       ------------   ------------   ------------
                                                                              (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents............................  $ 13,409,450   $ 13,409,450
Working capital......................................    12,984,572     12,984,572
Total assets.........................................    15,717,214     15,717,214
Long-term obligations, less current portion..........        61,854         61,854
Redeemable convertible preferred stock...............    38,711,491             --
Preferred stock warrants.............................       481,875             --
Common stock.........................................     2,209,962     40,921,453
Deferred compensation................................    (1,809,680)    (1,809,680)
Accumulated deficit..................................   (25,244,438)   (25,244,438)
Total common shareholders' (deficit) equity..........   (24,844,156)    14,349,210

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including our financial statements and the related notes. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company.

                   RISKS RELATED TO OUR COMPANY AND BUSINESS

AGI-1067 MAY FAIL IN CLINICAL TRIALS.

     AGI-1067 is our lead compound and the subject of an exclusive licensing agreement with Schering-Plough. Failure of the compound to show efficacy, to be safely tolerated or to progress without major delays in clinical trials would have a material adverse effect on our ability to generate future revenue.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE CONTINUED LOSSES.

     We have experienced operating losses since we began operations in 1994. As of December 31, 1999, we had an accumulated deficit of approximately $25.2 million. We expect to incur additional operating losses over the next several years and expect cumulative losses to increase substantially as our research and development, pre-clinical, clinical, manufacturing and marketing efforts expand. Except for an initial licensing fee that Schering-Plough paid to us, we have had no significant revenue to date. Our ability to generate revenue and achieve profitability is dependent on our ability, alone or with collaborators, to complete successfully the development of our product candidates, conduct clinical trials, obtain the necessary regulatory approvals, and manufacture and market our product candidates. Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products. We cannot assure you that we will generate future revenue or achieve profitability.

OUR OTHER PRODUCT CANDIDATES HAVE A HIGH RISK OF FAILURE BECAUSE THEY ARE IN EARLY STAGES OF DEVELOPMENT.

     All of our other programs are in early stages of development, and we face the risks of failure inherent in developing drug products based on new technologies. None of our potential product candidates is expected to be commercially available until at least 2003. In addition, no other proprietary product candidates may result from our drug discovery efforts.

WE WILL NOT BE ABLE TO COMMERCIALIZE OUR PRODUCT CANDIDATES IF WE FAIL TO DEMONSTRATE ADEQUATELY THEIR SAFETY AND EFFICACY.

     We will need to conduct significant research, animal testing, referred to as pre-clinical testing, and human testing, referred to as clinical trials, before we can file product approval applications with the U.S. Food and Drug Administration and similar regulatory authorities in other countries. Pre-clinical testing and clinical trials are long, expensive and uncertain processes. It may take us several years to complete our testing, and failure can occur at any stage. The objective of pre-clinical testing and clinical trials is to demonstrate product safety and efficacy. We cannot assure you that any product candidate developed by us, alone or with others, will prove to be safe and effective in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance.

     We must conduct clinical trials in accordance with the FDA's Good Clinical Practices. The FDA and institutional review boards at the medical institutions and healthcare facilities where we conduct clinical trials have authority to oversee our clinical trials and the FDA may require large numbers of test subjects. In addition, we must manufacture the product candidates which we use in our clinical trials under the FDA's Good Manufacturing Practices. The FDA or we may suspend our clinical trials at any time if either of us believe that the subjects participating in these trials are being exposed to unacceptable health risks. The FDA or institutional review boards may suspend any trial indefinitely if they find deficiencies in the conduct of these trials.

     Even if we achieve positive results in early clinical trials, these results do not necessarily predict final results. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving positive results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated or terminated.

     Even if the FDA approves our New Drug Application, we may not achieve product acceptance. After approval, many drugs have shown a side effect profile that limited their usefulness or required their withdrawal although the side effect was not observed in Phase I through Phase III clinical trials.

WE MAY EXPERIENCE DELAYS IN OUR CLINICAL TRIALS THAT COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS AND OUR COMMERCIAL PROSPECTS.

     We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Product development costs to us and our collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Significant delays may adversely affect our financial results and the commercial prospects for our products, and our ability to become profitable will be delayed. We typically rely on third party clinical investigators at medical institutions and healthcare facilities to conduct our clinical trials and, as a result, we may face additional delaying factors outside our control.

BECAUSE WE MUST OBTAIN REGULATORY APPROVAL, WE CANNOT PREDICT WHETHER OR WHEN WE WILL BE PERMITTED TO COMMERCIALIZE OUR PRODUCT CANDIDATES.

     A pharmaceutical product cannot be marketed in the United States or most other countries until it has completed a rigorous and extensive regulatory approval process. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. Regulatory approval processes outside the United States include all of the risks associated with the FDA approval process described below. We cannot assure you that for any product candidate we or our collaborators develop, including AGI-1067, the regulatory review process will be completed in a timely manner or that regulatory approval will be obtained.

Before receiving FDA clearance to market a product, we must demonstrate in adequate and well-controlled clinical trials that the product candidate is safe and effective for the proposed patient population. We cannot assure you that the FDA will accept any of our clinical trials as adequate and well controlled or accept the results of those trials. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory clearances, and the FDA can request that we conduct additional trials. If we have to conduct further clinical trials, whether for AGI-1067 or other product candidates we develop in the future, it would significantly increase our expenses and delay marketing of our product candidates.

     We intend to seek fast track status for some of our product candidates. If we obtain this status, the time required for the FDA to review those Investigational New Drug Applications that we submit would be shorter than would otherwise be the case. We cannot assure you that the FDA will grant fast track status to any Investigational New Drug Applications that we may submit or that, if granted, such status will result in faster New Drug Application approval or any approval at all.

     Our failure to comply with applicable FDA or other regulatory requirements including manufacturing, labeling, safety surveillance, promoting, and reporting may result in criminal prosecution, civil penalties, recall or seizure of our products, total or partial suspension of production or an injunction, as well as other regulatory action against our potential products or us. Discovery of previously unknown problems with a product, supplier, manufacturer or facility may result in restrictions on the sale of our products, including a withdrawal of such products from the market. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

SCHERING-PLOUGH MAY DECIDE TO TERMINATE OUR EXCLUSIVE LICENSE AGREEMENT, WHICH WOULD DENY US ACCESS TO THEIR SUBSTANTIAL DEVELOPMENT, COMMERCIAL AND FINANCIAL RESOURCES.

     Under our exclusive license agreement, Schering-Plough will pay all costs related to the worldwide development and commercialization of AGI-1067. Schering-Plough also will pay us significant milestone fees upon attaining development, regulatory and sales objectives. In addition, the agreement provides us with access to their substantial product development, manufacturing and commercialization expertise. Schering-Plough may terminate this agreement for any reason upon 60 days notice. If Schering-Plough elects to terminate the agreement, this decision would have a material adverse effect on the development and commercialization of AGI-1067 and on our ability to generate revenue.

OUR FAILURE TO PROTECT ADEQUATELY OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS OR SECURE RIGHTS TO THIRD PARTY PATENTS COULD MATERIALLY ADVERSELY AFFECT OUR PROPRIETARY POSITION IN THE MARKETPLACE OR PREVENT THE COMMERCIALIZATION OF OUR PRODUCTS.

     Our commercial success will depend in part on our ability to obtain and enforce patent protection for our products in the United States and in other countries. We currently own one U.S. patent, two allowed U.S. patent applications, six pending U.S. applications, and 50 associated non-U.S. patent filings. We co-own with Emory University one pending U.S. patent application and 17 associated non-U.S. patent filings. In addition, we hold exclusive licenses to 14 U.S. patents, one U.S. patent application, and 61 associated non-U.S. patent filings.

     Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and factual questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or in-license. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or in-license, and rights we receive under those patents may not provide competitive advantages to us.

     Our commercial success will depend in part on our ability to manufacture, use, sell and offer to sell our product candidates without infringing patents or other proprietary rights of others. We may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our drug candidates. For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent applications filed in non-U.S. countries are often first published six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If others obtain patents with conflicting claims, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. We may not be able to obtain any such license on acceptable terms or at all. Any failure to obtain such licenses could delay or prevent us from developing or commercializing our drug candidates, which would adversely affect our business.

     Litigation or patent interference proceedings may be necessary to enforce any of our patents or other proprietary rights, or to determine the scope and validity or enforceability of the proprietary rights of others. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities, require us to license disputed rights from others, or require us to cease selling our future products.

     Our commercial success will also depend on our ability to manufacture, use, sell and offer to sell our product candidates without breaching our agreements with our patent licensees. We have obtained exclusive licenses to technologies from Emory University, covering aspects of our v-protectant technology, and The Regents of the University of California, covering aspects of our diagnostic technology. Our exclusive license with Emory University requires us to take steps to commercialize the licensed technology in a timely manner. If we fail to meet these obligations, Emory University can convert our exclusive license to a non-exclusive license, can grant others non-exclusive rights in the licensed technology or can require us to sublicense aspects of the licensed technology. Our license agreement with The Regents of the University of California also includes a requirement that we develop the licensed technology within certain time limits. If we fail to meet these time limits, they can terminate our license. Further, The Regents of University of California are primarily responsible for patent prosecution of the technology licensed from them, and we are required to reimburse them for the costs they incur in performing these activities. As a result, we do not have the ability to control these activities.

     We also rely upon trade secrets, proprietary know-how and technological advances which we seek to protect through agreements with our collaborators, employees and consultants. These persons and entities could breach our agreements, for which we may not have adequate remedies. In addition, others could become aware of our trade secrets or proprietary know-how through independent discovery or otherwise.

IF OUR COMPETITORS DEVELOP AND MARKET PRODUCTS THAT ARE MORE EFFECTIVE THAN OURS, OUR COMMERCIAL OPPORTUNITY WOULD BE REDUCED OR ELIMINATED.

     Even if we obtain the necessary governmental approvals to market AGI-1067 or other product candidates, our commercial opportunity would be reduced or eliminated if our competitors were to develop and market products that are more effective, have fewer side effects or are less expensive than our product candidates. Our potential competitors include large pharmaceutical companies and more established biotechnology companies, both of which have significant resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. It is possible that any of these competitors could develop technologies or products that would render our technologies or product candidates obsolete or non-competitive.

WE RELY ON THIRD PARTIES TO SYNTHESIZE AND MANUFACTURE OUR PRODUCT CANDIDATES, AND THEIR FAILURE TO PERFORM COULD DELAY OUR CLINICAL TRIALS OR HINDER OUR COMMERCIALIZATION PROSPECTS.

     We currently have no manufacturing facilities to synthesize or manufacture our product candidates, nor do we intend to develop these capabilities in the near future. Our reliance on third parties for these services exposes us to several risks that could delay our clinical trials or hinder our commercialization prospects. These risks include the following:

          - A finding that a third party did not comply with applicable governmental regulations. Manufacturers of pharmaceutical products are subject to continual review and periodic inspections by regulatory agencies. Failure of one of our third party manufacturers to comply with applicable regulatory requirements, whether or not related to our product candidates, could result in sanctions against our potential products, including recall or seizure, total or partial suspension of production or injunction.

          - A failure to synthesize and manufacture our product candidates in accordance with our product specifications. For example, a starting material used in the manufacturing process of AGI-1067 is probucol, which physicians previously prescribed as a cholesterol-lowering agent but which has since been withdrawn from the market for efficacy reasons. The occurrence of a rare side effect with chronic dosing of probucol requires that a very low maximal amount of probucol be permitted in and maintained in the manufacture of AGI-1067.

          - A failure to deliver product candidates in sufficient quantities or in a timely manner. Any failure by our third party manufacturers to supply our requirements for clinical trial materials or supply these materials in a timely manner could jeopardize the scheduled completion of these clinical trials and could have a material adverse effect on our ability to generate revenue.

     In addition, our continued dependence on third parties for the synthesis and manufacture of our future products may subject us to costs outside of our control, which could adversely affect our future profitability and our ability to commercialize products on a timely and competitive basis.

IF WE ARE UNABLE TO CREATE SALES, MARKETING AND DISTRIBUTION CAPABILITIES OR ENTER INTO AGREEMENTS WITH THIRD PARTIES TO PERFORM THESE FUNCTIONS, WE WILL NOT BE ABLE TO COMMERCIALIZE OUR FUTURE PRODUCT CANDIDATES.

     We currently have no sales, marketing or distribution capabilities. Therefore, in order to commercialize our product candidates, we must either develop our own sales, marketing and distribution capabilities or collaborate with a third party to perform these functions. We have no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. In addition, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies.

     To the extent we seek sales, marketing and distribution alliances for our future products, we face risks including the following:

          - we may not be able to find collaborators, enter into alliances on favorable terms or enter into alliances that will be commercially successful;

          - any collaborator might, at its discretion, limit the amount of resources and time it devotes to marketing our products; and

          - any collaborator may terminate its agreement with us and abandon our products at any time for any reason, regardless of the terms of the agreement.

FAILURE TO ATTRACT, RETAIN AND MOTIVATE SKILLED PERSONNEL AND CULTIVATE KEY ACADEMIC COLLABORATIONS COULD MATERIALLY ADVERSELY AFFECT OUR RESEARCH AND DEVELOPMENT EFFORTS.

     We are a small company with less than 50 full-time employees. If we are unable to continue to attract, retain and motivate highly qualified management and scientific personnel and to develop and maintain important relationships with leading academic institutions and scientists, we may not be able to achieve our research and development objectives. Competition for personnel and academic collaborations is intense. Loss of the services of any of our key scientific personnel and, in particular, Dr. Russell M. Medford, our President and Chief Executive Officer, could adversely affect progress of our research and development programs. We do not have employment agreements with any of our employees.

IF WE NEED ADDITIONAL FINANCING AND CANNOT OBTAIN IT, PRODUCT DEVELOPMENT AND SALES MAY BE LIMITED.

     We may encounter increased costs due to unanticipated changes in our product development or commercialization plans. If these costs exceed our available funds, we will need to seek additional financing. We may not be able to obtain additional funds on commercially reasonable terms, or at all. If additional funds are not available, we may be compelled to delay clinical studies, curtail operations or obtain funds through collaborative arrangements that may require us to relinquish rights to certain of our products or potential markets.

IF WE FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT OR ACCEPTABLE PRICES FOR OUR PRODUCTS, OUR REVENUES WILL BE DIMINISHED.

     Our ability to commercialize our future products successfully, alone or with collaborators, will depend in part on the extent to which reimbursement for the products will be available from:

          - government and health administration authorities;

          - private health insurers; and

          - other third party payors.

     Government and other third party payors increasingly are attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new drugs. Third party private health insurance coverage may not be available to patients for any of our future products.

     The continuing efforts of government and other third party payors to contain or reduce the costs of healthcare through various means may limit our commercial opportunity. For example, in some countries other than the United States, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we or any potential collaborators could receive for any of our future products and could adversely affect our profitability.

IF PRODUCT LIABILITY LAWSUITS ARE SUCCESSFULLY BROUGHT AGAINST US, WE MAY INCUR SUBSTANTIAL FINANCIAL LOSS AND MAY BE REQUIRED TO LIMIT THE COMMERCIALIZATION OF OUR FUTURE PRODUCTS.

     The testing and marketing of medical products entail an inherent risk of product liability. Clinical trial subjects, consumers, healthcare providers, or pharmaceutical companies or others selling our future products could bring product liability claims against us. If we cannot successfully defend ourselves against these claims, we could incur substantial financial loss and may be required to limit the commercialization of our future products. We cannot assure you that we will be able to acquire or maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE CAUSING VOLATILITY IN OUR STOCK PRICE.

     Our product candidates are now in research and various stages of development or clinical trials. Accordingly, we do not receive any revenues from sales of these product candidates. Our results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. Our results of operations at any given time will be based primarily on the following factors:

     - the status of development of our various product candidates;

     - whether we enter into collaboration agreements and the timing and accounting treatment of payments, if any, to us under those agreements;

     - whether and when we achieve specified development or commercialization milestones; and

     - the addition or termination of research programs or funding support.

     We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. These fluctuations may cause the price of our stock to fluctuate, perhaps substantially.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE VOLATILE, AND YOUR INVESTMENT IN OUR STOCK COULD DECLINE IN VALUE.

     Prior to this offering, there has been no public market for our common stock and an active public market for our common stock may not develop or be sustained after the offering. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us and may not be indicative of future market prices. Factors to be considered in determining the initial public offering price of the common stock, in addition to prevailing market conditions, include:

     - estimates of our business potential and earnings prospects;

     - an assessment of our management; and

     - the consideration of the above factors in relation to market valuations of companies in related businesses.

     The market prices for securities of pharmaceutical and biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock:

     - announcements of technological innovations or new commercial products by our competitors or us;

     - developments concerning proprietary rights, including patents;

     - developments concerning any research and development, manufacturing, and marketing collaborations;

     - publicity regarding actual or potential medical results relating to products under development by our competitors or us;

     - regulatory developments in the United States and other countries;

     - litigation;

     - economic and other external factors, including disasters or crises; or

     - period-to-period fluctuations in financial results.

BECAUSE CERTAIN EXISTING SHAREHOLDERS OWN A LARGE PERCENTAGE OF OUR VOTING STOCK, YOU WILL HAVE MINIMAL INFLUENCE ON SHAREHOLDER DECISIONS.

     Upon completion of this offering, we anticipate that our executive officers, directors and greater than five percent shareholders, along with their
affiliates, will, in the aggregate, own approximately   % of our outstanding
common stock. As a result, such persons, acting together, will have the ability to influence substantially all matters submitted to the shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. These persons will also have the ability to control our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would be beneficial to other shareholders.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE.

     The market price for our common stock could fall substantially if our shareholders sell large amounts of our common stock in the public market following this offering. These sales, or the possibility that these sales may occur, could also make it more difficult for us to sell equity or equity related securities if we need to do so in the future to address then-existing financing needs. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law requiring the registration or exemption from registration in connection with the sale of securities. In addition, sales of our common stock are restricted by lock-up agreements that we, our directors and officers and substantially all of our existing shareholders have entered into with the underwriters. The lock-up agreements restrict us, our directors and officers and substantially all of our existing shareholders, from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus without the prior written consent of SG Cowen Securities Corporation. SG Cowen Securities Corporation may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

     After this offering, we will have      outstanding shares of common stock.
These shares will become eligible for sale in the public market as follows:

NUMBER OF SHARES                  DATE ELIGIBLE FOR PUBLIC RESALE
----------------                  -------------------------------
                    Date of this prospectus (includes the          shares sold
                    in this offering)
                    180 days after the date of this prospectus
                    At various times thereafter, subject to applicable holding period requirements

     We intend to file one or more registration statements to register shares of common stock subject to outstanding stock options and common stock reserved for issuance under our stock option plans not less than 30 days after the date of this prospectus. We expect these additional registration statements to become effective immediately upon filing. In addition, upon completion of this offering and the conversion of our outstanding preferred stock into common stock, which will happen upon the completion of this offering, the holders of 13,643,837 shares of our common stock will have the right to require us to register their shares for sale to the public and holders of warrants exercisable into 417,503 shares of our common stock would have the right to participate in any such registration. Substantially all of these shares are subject to the 180-day lock-up, described above. If these holders cause a large number of shares to be registered and sold in the public market, our stock price could fall.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS MAY MAKE AN ACQUISITION OF US, WHICH MAY BE BENEFICIAL TO OUR SHAREHOLDERS, MORE DIFFICULT.

     Provisions of our amended and restated articles of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire us, even if doing so would benefit our shareholders. These provisions:

          - authorize the issuance of "blank check" preferred stock by our board of directors without shareholder approval, which would increase the number of outstanding shares and could thwart a takeover attempt;

          - limit who may call a special meeting of shareholders;

          - require shareholder action by unanimous written consent;

          - establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at shareholder meetings;

          - establish a staggered board of directors whose members can only be dismissed for cause;

          - adopt the fair price requirements and business combinations with interested shareholders rules set forth in Article II, Parts 2 and 3 of the Georgia Business Corporation Code; and

          - require approval by the holders of at least 75% of the outstanding common stock to amend any of the foregoing provisions.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION AS A RESULT OF THIS OFFERING.

     The initial public offering price is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Accordingly, at the initial public offering price of
$          per share, if you purchase common stock in this offering, you will
incur immediate and substantial dilution of approximately $      in the net
tangible book value per share of our common stock from the price you pay for our common stock. In addition, we have issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, there will be further dilution to you in this offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We have made statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus that are forward-looking statements that involve substantial risks and uncertainty. You can identify these statements by forward-looking words such as "may," "will," "expect, "intend," "anticipate," "believe," "estimate, "plan," "could," "should" and "continue" or similar words. These forward-looking statements may also use different phrases. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, projections of our future results of operations or of our financial condition, our anticipated product commercialization strategies, and anticipated trends in our business.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or which we do not fully control that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the following:

          - competitive factors;

          - general economic conditions;

          - the ability to develop safe and effective drugs;

          - ability to enter into future collaborative agreements;

          - variability of royalty, license and other revenue;

          - failure to achieve positive results in clinical trials;

          - failure to receive regulatory approval to market our product candidates;

          - uncertainty regarding our owned and our licensed patents and patent rights, including the risk that we may be forced to engage in costly litigation to protect such patent rights and the material harm to us if there were an unfavorable outcome of any such litigation;

          - governmental regulation and suspension;

          - technological change;

          - changes in industry practices; and

          - one-time events.

     You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the
shares of common stock offered by us at an assumed initial public offering price
of $               per share will be approximately $               million,
after deducting the underwriting discounts and estimated offering expenses. If the underwriters exercise in full their option to purchase an additional shares of common stock, we estimate that such net proceeds will
be approximately $               million. We expect to use the net proceeds from
this offering for research and development activities, including clinical trials, process development and manufacturing support and for general corporate purposes, including working capital. We may use a portion of the proceeds to acquire or invest in complementary businesses, products or technologies, although we are not currently in negotiations concerning any such acquisitions or investments. Based upon the current status of our product development and commercialization plans, we believe that the net proceeds of this offering, together with our cash, cash equivalents and investments, will be adequate to satisfy our capital needs through at least the calendar year 2002. Pending such uses, we intend to invest the net proceeds of this offering in interest bearing, investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization at December 31, 1999:

          - on an actual basis;

          - on a pro forma basis to reflect the conversion of all outstanding shares of preferred stock into 13,643,837 shares of common stock; and

          - on a pro forma as adjusted basis to reflect the conversion of all outstanding shares of preferred stock into 13,643,837 shares of
            common stock, and the sale of                shares of common stock
            offered hereby at an assumed initial offering price of
            $               , per share, and our receipt of the estimated net
            proceeds after deducting underwriting discounts and commissions and estimated offering expenses.

     You should read the following table in conjunction with our financial statements and related notes included in this prospectus.

                                                                   DECEMBER 31, 1999
                                                      -------------------------------------------
                                                                                      PRO FORMA
                                                         ACTUAL        PRO FORMA     AS ADJUSTED
                                                      ------------   -------------   ------------
                                                                             (UNAUDITED)
Redeemable convertible preferred stock:
  Series A, $1 par and liquidation value:
  Authorized -- 1,000,000 shares; issued and
     outstanding -- 1,000,000 shares (none pro forma
     and pro forma as adjusted).....................  $  1,000,000   $          --
  Series B, $3 par and liquidation value:
  Authorized -- 4,804,382 shares; issued and
     outstanding -- 4,586,815 shares (none pro forma
     and pro forma as adjusted).....................    13,704,499              --
  Series C, $3 par and liquidation value:
  Authorized -- 8,500,000 shares; issued and
     outstanding -- 8,057,022 shares at December 31,
     1999 (none pro forma and pro forma as
     adjusted)......................................    24,006,992              --
  Series B-1, $5 par and liquidation value:
  Authorized 50,000 shares (none outstanding).......            --              --
  Preferred stock warrants..........................       481,875              --
Common shareholders' equity (deficit):
  Common stock, no par value:
  Authorized -- 21,100,000 shares; issued and
     outstanding -- 2,410,375 and 2,536,543 shares
     at December 31, 1998 and 1999, respectively
     (16,180,380 shares pro forma;        shares pro
     forma as adjusted).............................     2,209,962      40,921,453
  Warrants..........................................            --         481,875
  Deferred stock compensation.......................    (1,809,680)     (1,809,680)
  Accumulated deficit...............................   (25,244,438)    (25,244,438)
                                                      ------------   -------------
          Total common shareholders' equity
            (deficit)...............................   (24,844,156)     14,349,210
                                                      ------------   -------------
          Total redeemable convertible preferred
            stock and common shareholders' equity
            (deficit)...............................  $ 14,349,210
                                                      ============   =============

     The information in the table above does not include:

     - shares of our common stock issuable upon exercise of options outstanding under our benefit plans, of which 2,998,325 were outstanding at February 18, 2000, with a weighted average exercise price of $.32 per share, and approximately $9,000,000 of additional deferred stock compensation associated with options granted on January 28, 2000;

     - shares of our common stock available for future grant or issuance under our benefit plans, of which 1,049,578 were available at February 18, 2000; and

     - shares of our common stock issuable upon conversion of preferred stock issuable upon exercise of outstanding warrants, of which 467,503 were outstanding at February 18, 2000, with a weighted average exercise price of $3.21 per share.

                                    DILUTION

     Our pro forma net tangible book value as of December 31, 1999 was
approximately $               , or $               per share of common stock.
Our pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the shares of common stock outstanding as of December 31, 1999, assuming the conversion of all outstanding shares of preferred stock.

     After giving effect to the sale of                shares of common stock we
are offering hereby at an assumed initial public offering price of
$               per share and after deducting estimated underwriting discounts and commissions and offering expenses, our pro forma net tangible book value as
of December 31, 1999 would have been approximately $               million, or
$               per share. This represents an immediate increase in pro forma
net tangible book value of $               per share to existing shareholders
and an immediate and substantial dilution of $               per share to new
investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share.............         $
Pro forma net tangible book value per share at December 31,
  1999......................................................  $
Increase per share attributable to this offering............
                                                              ----
Pro forma net tangible book value per share after
  offering..................................................
                                                                     ----
Dilution per share to new investors.........................         $
                                                                     ====

     The following table summarizes, as of December 31, 1999, on the pro forma basis described above, the number of shares of common stock purchased in this offering, the aggregate cash consideration paid and the average price per share paid by existing shareholders for common stock and by new investors purchasing shares of common stock in this offering:

                                                  SHARES PURCHASED    TOTAL CONSIDERATION
                                                 ------------------   --------------------   AVERAGE PRICE
                                                  NUMBER    PERCENT    AMOUNT     PERCENT      PER SHARE
                                                 --------   -------   ---------   --------   -------------
Existing Shareholders..........................                  %    $                %       $
New Investors..................................
                                                 --------     ---     --------      ---        --------
          Total................................                  %    $                %       $
                                                 ========     ===     ========      ===        ========

     This discussion and tables above assume no exercise of options outstanding under our benefit plans. As of February 18, 2000, there were options outstanding to purchase a total of 2,998,325 shares of common stock at a weighted average exercise price of $.32 per share and 1,049,578 shares available for future grant or issuance under our benefit plans. The discussion and tables above also assume no exercise of any outstanding warrants. As of February 18, 2000, there were outstanding warrants to purchase 467,503 shares of our common stock, with a weighted average exercise price of $3.21 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999, are derived from, and qualified by reference to, our audited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1995 and 1996, and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our audited financial statements that do not appear in this prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future.

     Unaudited pro forma basic and diluted net loss per share have been calculated assuming the conversion of all outstanding preferred stock into common stock, as if the shares had converted immediately upon their issuance.

                                                                 YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------------
                                              1995          1996          1997           1998          1999
                                           -----------   -----------   -----------   ------------   -----------
STATEMENT OF OPERATIONS DATA:
Revenues:
  License fees...........................  $        --   $        --   $        --   $         --   $ 5,000,000
  Research and development...............           --            --            --             --       791,653
                                           -----------   -----------   -----------   ------------   -----------
         Total revenues                             --            --            --             --     5,791,653
Operating expenses:
  Research and development...............      780,159     1,776,891     4,656,478      8,954,904     9,041,345
  General and administrative.............      348,107       548,766       988,230      1,573,807     2,593,017
  Amortization of deferred stock
    compensation.........................           --            --            --             --        85,480
                                           -----------   -----------   -----------   ------------   -----------
         Total operating expenses            1,128,266     2,325,657     5,644,708     10,528,711    11,719,842
                                           -----------   -----------   -----------   ------------   -----------
Operating loss...........................   (1,128,266)   (2,325,657)   (5,644,708)   (10,528,711)   (5,928,189)
                                           -----------   -----------   -----------   ------------   -----------
Net interest income (expense)............       21,547       277,563       485,392       (205,130)      (60,617)
                                           -----------   -----------   -----------   ------------   -----------
Net loss.................................  $(1,106,719)  $(2,048,094)  $(5,159,316)  $(10,733,841)  $(5,988,806)
                                           ===========   ===========   ===========   ============   ===========
Basic and diluted net loss per share.....  $     (0.72)  $     (1.10)  $     (2.25)  $      (4.45)  $     (2.45)
Shares used in computing basic and
  diluted net loss per share.............    1,543,064     1,869,246     2,292,966      2,409,948     2,443,237
Pro forma basic and diluted net loss per
  share..................................                                                           $     (0.47)
Shares used in computing pro forma basic
  and diluted net loss per share.........                                                            12,712,029

     The following table contains a summary of our balance sheet on an actual basis at December 31, 1995, 1996, 1997, 1998 and 1999.

                                                                      DECEMBER 31,
                                          ---------------------------------------------------------------------
                                             1995          1996          1997           1998           1999
                                          -----------   -----------   -----------   ------------   ------------
BALANCE SHEET DATA:
Cash and cash equivalents...............  $ 1,491,400   $11,404,142   $ 6,925,364   $  3,683,423   $ 13,409,450
Working capital (deficiency)............    1,584,187    11,330,250     6,108,938     (4,259,366)    12,984,572
Total assets............................    2,266,384    11,965,284     7,612,796      5,341,816     15,717,214
Long-term obligations, less current
  portion...............................           --       270,950       281,636        163,262         61,854
Redeemable convertible preferred stock
  and warrants..........................    3,524,236    14,654,604    14,654,626     14,950,624     39,193,366
Deferred compensation...................           --            --            --             --     (1,809,680)
Accumulated deficit.....................   (1,314,381)   (3,362,475)   (8,521,791)   (19,255,632)   (25,244,438)
Total common shareholders' deficit......   (1,260,359)   (3,177,653)   (8,240,444)   (18,973,881)   (24,844,156)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our financial statements and related notes included in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

OVERVIEW

     Since our operations began in 1994, we have been engaged in the discovery and development of novel therapeutics for the treatment of acute and chronic inflammatory diseases. Our lead product candidate, AGI-1067, is currently in Phase II clinical trials for the treatment and prevention of post-angioplasty restenosis.

     To date, we have devoted substantially all of our resources to research and development. We have not derived any commercial revenues from product sales and, excluding the effect of certain license fees of a non-recurring nature received in connection with entering into an exclusive license agreement, expect to incur significant losses in most years prior to deriving any such product revenue. We have incurred significant losses since we began operations in 1994 and, as of December 31, 1999, had an accumulated deficit of $25.2 million. There can be no assurance if or when we will become profitable. We expect to continue to incur significant operating losses over the next several years as we continue to incur increasing research and development costs. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Our ability to achieve profitability depends upon our ability, alone or with others, to complete the successful development of our product candidates, to obtain required regulatory clearances, and to manufacture and market our future products. In October 1999 we entered into an exclusive licensing agreement with Schering-Plough covering our lead compound, AGI-1067. Under terms of the agreement, Schering-Plough obtained exclusive worldwide rights to AGI-1067 and related compounds. Schering-Plough is responsible for all costs of development and commercialization. Schering-Plough paid us an initial licensing fee and will pay milestone fees upon achievement of development, regulatory and commercial milestones. If all milestones are met, total fees paid to us, excluding royalties and development costs, could reach $189 million.

RESULTS OF OPERATIONS

COMPARISON OF YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

Revenues

     Total revenues were $5,791,653 in 1999, compared to zero in 1998 and 1997. The revenues in 1999 were attributable to licensing fees and research and development revenues from the exclusive license agreement signed in 1999 with Schering-Plough.

Expenses

     Research and Development. Research and development expenses were $9,041,345 for the year ended December 31, 1999, compared to $8,954,904 for the year ended December 31, 1998 and $4,656,478 for the year ended December 31, 1997. The increase of $86,441 or 1%, from 1998 to 1999, reflects higher costs associated with the AGI-1067 clinical trials. The $4,298,426, or 92%, increase in research and development expenses from 1997 to 1998 was due primarily to expansion of the number of clinical trials and pre-clinical testing for our lead compound AGI-1067. These increased costs principally involved payments to third party contractors.

     General and Administrative. General and administrative expenses for the years ended December 31, 1999, 1998 and 1997 were $2,593,017, $1,573,807 and
$988,230, respectively. The $1,019,210, or 65%, increase for 1999 compared to 1998 was due primarily to an increase in administrative personnel to support our expanded research and development and licensing programs, and to the costs of relocating to a larger scientific and administration facility. General and administrative expenses increased $585,577, or 59%, for 1998 compared to 1997. The increase in 1998 expense was primarily related to administrative activities to support our expanded research and development efforts.

     Amortization of Deferred Stock Compensation. In 1999 we recorded non-cash deferred stock compensation of approximately $1,900,000 for options awarded with exercise prices below the deemed fair value for financial reporting purposes of our common stock on their respective grant dates. In January 2000, we awarded options which will result in approximately $9,000,000 of additional non-cash deferred stock compensation. This deferred stock compensation will be amortized using a graded vesting method. Amortization of deferred stock compensation was $85,480 in 1999. There was no amortization of deferred stock compensation in 1998 and 1997.

Net Interest (Expense) Income

     Net interest expense was $60,617 and $205,130 for the years ended December 31, 1999 and 1998, respectively. The $144,513, or 70%, decrease in expense in 1999 as compared to 1998 was attributable to an increase in the amount of cash available for investing from the sale of Series C convertible preferred stock and conversion of the bridge loan in April 1999. Net interest income was $485,392 for the year ended December 31, 1997. The $690,522 decrease in net interest income in 1998 as compared to 1997 was due primarily to a lower level of invested funds, as well as interest expense related to the bridge loan entered into in 1998.

Income Taxes

     As of December 31, 1999, we had net operating loss carryforwards and research and development credit carryforwards of $25,031,843 and $1,111,891, respectively, available to offset future regular and alternative taxable income. The net operating loss carryforwards will expire between 2009 and 2019. The research and development credit carryforwards will expire between 2009 and 2014. The maximum annual use of the net operating loss carryforwards is limited in situations where changes occur in our stock ownership. Because of our lack of earnings history, the resulting deferred tax assets have been fully offset by a valuation allowance. The utilization of the loss and credit carryforwards to reduce future income taxes will depend on our ability to generate sufficient taxable income prior to the expiration of the net operating loss carryforwards and research and development credit carryforwards.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private placements of preferred stock, which have resulted in net proceeds to us of $38,611,495 through December 31, 1999. We had cash and cash equivalents of $13,409,450 at December 31, 1999, compared with $3,683,423 at December 31, 1998 and $6,925,364 at December 31, 1997. Working capital at December 31, 1999 was $12,984,572, compared to a deficit of $4,259,366 at December 31, 1998 and $6,108,938 at December 31, 1997. Long-term debt was $61,854, $163,262 and
$281,636 for the years ending December 31, 1999, 1998 and 1997, respectively. Long-term debt consists primarily of capital equipment lease obligations.

     Net cash used in operating activities was $6,679,626, $9,102,792 and $4,259,955 for the years ended December 31, 1999, 1998 and 1997, respectively. The decrease in net cash used in 1999 compared to 1998 was due to receipt of a $5,000,000 initial license fee from Schering-Plough. The increase in net cash used in 1998 compared to 1997 resulted from an increase in net loss from operations.

     Net cash used in investing activities was $1,115,085, $62,586 and $295,284 for the years ended December 31, 1999, 1998 and 1997, respectively. Net cash used in investing activities consisted primarily of equipment purchases and leasehold improvements.

     Net cash provided by financing activities was $17,520,738, $5,923,437 and $76,461 for the years ended December 31, 1999, 1998 and 1997, respectively. Net cash provided by financing activities consisted primarily of proceeds from the sale of preferred stock and proceeds from the bridge loan.

     Based upon the current status of our product development and commercialization plans, we believe that the net proceeds of this offering, together with our existing cash and cash equivalents, will be adequate to satisfy our capital needs through at least the calendar year 2002. However, our actual capital requirements will depend on many factors, including:

          - the status of product development;

          - the time and cost involved in conducting clinical trials and obtaining regulatory approvals;

          - filing, prosecuting and enforcing patent claims;

          - competing technological and market developments; and

          - our ability to market and distribute our future products and establish new licensing agreements.

IMPACT OF YEAR 2000

     In late 1999 we completed remediation and testing of our computer systems at a nominal cost. As a result of those planning and implementation efforts, we have experienced no significant disruptions in our information technology and non-information technology systems to date and we believe those systems successfully responded to the Year 2000 date change. We are not aware of any material problems resulting from Year 2000 issues. We will continue to monitor our mission critical computer systems and the appropriate systems of our suppliers and vendors throughout 2000 to ensure that any latent Year 2000 matters which may arise are addressed promptly. To date, we are not aware of any Year 2000 disruptions in the computer systems of our significant vendors or service providers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ON MARKET RISK

     The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities. The average duration of all of our investments has generally been less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

                                    BUSINESS

OVERVIEW

     AtheroGenics is an emerging pharmaceutical company focused on the discovery, development and commercialization of novel small molecule therapeutics for the treatment of chronic inflammatory diseases, such as atherosclerosis, asthma and arthritis. We designed our lead product candidate, AGI-1067, to benefit patients with coronary artery disease, which is atherosclerosis of the blood vessels of the heart. In October 1999 we entered into a worldwide exclusive license agreement with Schering-Plough to develop and commercialize AGI-1067. We are currently testing AGI-1067 in a Phase II clinical trial for the prevention and treatment of restenosis, the reoccurrence of narrowing of the coronary arteries following angioplasty in patients with coronary artery disease. Schering-Plough has extensive experience in developing, manufacturing and commercializing pharmaceutical products. Schering-Plough's total licensing and milestone payments to us for this initial indication, excluding royalties and development costs, could reach $189 million.

     We have developed a proprietary drug discovery technology platform called vascular protectant, or v-protectant, technology for treating diseases of chronic inflammation. Our v-protectants are therapeutic small molecules that block the production of selected inflammatory proteins, including VCAM-1. We believe that an excess number of VCAM-1 molecules on the surface of cells is a disease state. We believe that v-protectants can suppress chronic inflammation by blocking production of VCAM-1 without undermining the body's ability to protect itself against infection.

     AGI-1067 is our v-protectant candidate that is most advanced in clinical development. We are currently managing a Phase II clinical trial, CART-1, to assess in 315 patients the safety and effectiveness of AGI-1067 for the treatment of post-angioplasty restenosis. We recruited our first CART-1 patient in September 1999 and we expect to complete this clinical trial in the first half of 2001. Our Phase II clinical trial program follows our successful completion of seven Phase I clinical trials comprising more than 150 men and women.

     We have identified other potential v-protectant product candidates to treat asthma, cystic fibrosis, rheumatoid arthritis and solid organ transplant rejection. We are evaluating these v-protectant product candidates to choose lead product candidates for clinical development. We plan to develop these v-protectants rapidly and may seek regulatory fast track status to expedite development and commercialization. We will continue to expand our v-protectant technology platform using functional genomics to identify novel therapeutic gene targets.

INFLAMMATION DISEASES

     Inflammation is a normal response of the body to protect tissues from infection, injury or disease. The inflammatory response begins with the production and release of chemical agents by cells in the infected, injured or diseased tissue. These agents cause redness, swelling, pain, heat and loss of function. Inflamed tissues generate additional signals that recruit leukocytes to the site of inflammation. Leukocytes destroy any infective or injurious agent, and remove cellular debris from damaged tissue. This inflammatory response usually promotes healing but, if uncontrolled, may become harmful.

     The inflammatory response can be either acute or chronic. Acute inflammation lasts at most only a few days. The treatment of acute inflammation, where therapy includes the administration of aspirin and other non-steroidal anti-inflammatory agents, provides relief of pain and fever for patients. In contrast, chronic inflammation lasts weeks, months or even indefinitely and causes tissue damage. In chronic inflammation, the inflammation becomes the problem rather than the solution to infection, injury or disease. Chronically inflamed tissues continue to generate signals that attract leukocytes from the bloodstream. When leukocytes migrate from the bloodstream into the tissue they amplify the inflammatory response. This chronic inflammatory response can break down healthy tissue in a misdirected attempt at repair and healing. Diseases characterized by chronic inflammation include, among others:

     - atherosclerosis, including coronary artery disease;

     - asthma;

     - cystic fibrosis;

     - rheumatoid arthritis; and

     - solid organ transplant rejection.

     Atherosclerosis is a common disease that results from inflammation and the buildup of plaque in arterial blood vessel walls. Plaque consists of inflammatory cells, cholesterol and cellular debris. Atherosclerosis, depending on the location of the artery it affects, may result in heart attack, stroke or amputation. There are no medications available for physicians to treat directly the underlying chronic inflammation of atherosclerosis.

     Atherosclerosis of the blood vessels of the heart is called coronary artery disease. Treatment for coronary artery disease often progresses to therapeutic procedures including angioplasty or bypass surgery to re-establish an effective blood supply to the heart. Angioplasty corrects the blockage by the inflation of a balloon delivered by catheter, with or without the placement of a stent, at the site of the obstructing plaque. After angioplasty, the artery opened by the procedure often re-narrows. Inflammation plays an important role in this re-narrowing called restenosis. There is no medical treatment for restenosis.

     Asthma is a common chronic inflammatory disease of the bronchial tubes, which are the airways in the lungs. Asthma is marked by episodic airway attacks that are caused by many stresses, including allergy, cold air, ozone or exercise. Asthma therapy has concentrated on the use of inhaled corticosteroids to reduce chronic inflammation and bronchodilators to provide symptomatic relief. Asthmatic patients, however, continue to experience flare-ups, or exacerbations, that are not prevented or treated by these medicines.

     Cystic fibrosis is an inherited disease that presents in childhood with blocked glands of various organs, including the lungs, intestines and pancreas. This chronic blockage leads to chronic inflammation and recurrent lung infections. Patients with cystic fibrosis develop chronic lung inflammation that may suddenly flare with severe consequences. Current treatment only attempts to control infection, primarily with antibiotics.

     There is a wide variety of other chronic inflammatory diseases, including rheumatoid arthritis and solid organ transplant rejection. Physicians regularly use anti-inflammatory agents, such as aspirin, other non-steroidal anti-inflammatory drugs and corticosteroids, alone or in combination with immuno-suppressants, to treat these diseases. However, these diseases may suddenly flare due to either the tissue inflammation that underlies them or bacteria that take advantage of the suppressed immune response induced by present therapies. Treatments for the underlying disease have major side effects and are not completely effective for these inflammatory exacerbations. For example, systemic corticosteroids cause major side effects including high blood pressure, adult-onset diabetes, cataracts, brittle bones and increased risk of infection.

     Many physicians are only now becoming aware of the key role of chronic inflammation in diverse diseases such as atherosclerosis and asthma for which existing anti-inflammatory treatments are incomplete and limited in use. As more physicians recognize that a wide range of chronic diseases are inflammatory in nature, we believe that these physicians will require safer and more effective anti-inflammatory treatments. We believe that one of these therapeutic approaches will be the administration of drugs designed to block the migration of leukocytes through blood vessel walls into inflamed tissues.

V-PROTECTANT TECHNOLOGY

     We have developed a proprietary drug discovery technology platform for the treatment of chronic inflammatory diseases. This platform is based on the work of our scientific co-founders R. Wayne Alexander, M.D., Ph.D., and Russell M. Medford, M.D., Ph.D. In 1993 Drs. Alexander and Medford discovered a novel mechanism within arterial blood vessel walls through which the excessive accumulation of leukocytes could be controlled without affecting the body's ability to fight infection. This platform is called vascular protectant, or v-protectant technology. V-protectant technology exploits the observation that the endothelial cells that line the interior wall of the blood vessel play an active role in recruiting leukocytes from the blood to the site of chronic inflammation. V-protectants are therapeutic small molecules that block a class of signals, called oxidant signals, that are generated within endothelial cells. These oxidant signals activate genes that produce inflammatory proteins. The protein products of these selected genes, including VCAM-1, attract leukocytes to the site of chronic inflammation. We believe that an excess number of VCAM-1 molecules on the surface of cells is a disease state. By blocking this specific type of inflammation, we believe that AGI-1067 and other v-protectants will not undermine the body's ability to protect itself against infection.

[Diagram -- This illustration contains an image call-out of the cellular mechanism of action of v-protectants. The image will be inside of the cell wall showing a v-protectant icon blocking the oxidized inflammatory signal. This blocking effect stops the inflammatory cascade and the expression of VCAM-1.]

BUSINESS STRATEGY

     Our objective is to become a leading pharmaceutical company focused on discovering, developing and commercializing novel therapeutics for the treatment of chronic inflammatory diseases. The key elements of our strategy include the following:

     - Develop AGI-1067 for commercialization in collaboration with Schering-Plough. We have entered into an exclusive license agreement with Schering-Plough to develop and commercialize our lead product candidate, AGI-1067, for the treatment of atherosclerosis. The collaboration will seek initially to develop AGI-1067 for the treatment and prevention of restenosis in patients with coronary artery disease who undergo angioplasty. Schering-Plough's total licensing and milestone payments to us for this initial indication, excluding royalties and development costs, could reach $189 million.

     - Extend our v-protectant technology platform into additional therapeutic areas that address unmet medical needs. We believe that our v-protectants have the potential for treating a wide variety of other inflammatory diseases and clinical conditions. These indications include asthma, cystic fibrosis, rheumatoid arthritis, solid organ transplant rejection and other diseases.

     - Create value rapidly through innovative drug discovery coupled with innovative drug development. We intend to use our capabilities to identify scientific breakthroughs in inflammation and move these rapidly through pre-clinical testing to clinical trials. We intend to use our development expertise to minimize the time required to commercialize our functional genomics and medicinal and combinatorial chemistry discoveries.

     - Expand our product candidate portfolio. In addition to our existing discovery programs, we intend to acquire rights to other product candidates and technologies that complement our existing product candidate lines or that enable us to capitalize on our scientific and clinical development expertise. We plan to expand our product candidate portfolio by in-licensing or acquiring product candidates, technologies or companies.

     - Commercialize our products. We plan to collaborate with large pharmaceutical companies to commercialize products that we develop which are targeted at patient or physician populations in broad markets. In contrast, we plan to develop a sales force to commercialize those of our products targeted at patient or physician populations in narrow markets.

PRODUCTS

     The table below summarizes our therapeutic programs, their target indication or disease, development status and commercial strategy.

--------------------------------------------------------------------------------------------------
  THERAPEUTIC PROGRAM             DISEASE           DEVELOPMENT STATUS(1)     COMMERCIAL STRATEGY
--------------------------------------------------------------------------------------------------
  LEAD V-PROTECTANT

     AGI-1067             Restenosis                Phase II clinical trial   Exclusive license to
                                                                                Schering-Plough
--------------------------------------------------------------------------------------------------

  OTHER V-PROTECTANTS

     AGI-series,          Exacerbations of asthma   Compound selection          Internal
       intravenous          and cystic fibrosis

     AGI-series, oral     Rheumatoid arthritis      Compound selection          Collaboration

     AGI-series, oral     Solid organ transplant    Compound selection          Internal
                            rejection

     Oral product         Chronic asthma            Research                    Collaboration
       candidate

     Functional genomics  Inflammatory diseases     Research                    Collaborations
--------------------------------------------------------------------------------------------------

  DIAGNOSTICS

     Oxykine diagnostic   Atherosclerosis           Clinical testing            Collaboration
--------------------------------------------------------------------------------------------------

---------------

(1) Reference to compound selection means the process by which we are selecting a lead product candidate for clinical development.

     We have established therapeutic programs for product development using product candidates selected from among our compound libraries. These programs seek to exploit the value of the products early and to expand their use broadly. We are developing our lead compound, AGI-1067 and related compounds in collaboration with Schering-Plough. We are selecting product candidates from among our AGI-1000 series, AGI-1100 series, AGI-1200 series, AGI-1300 series and AGI-1400 series for internal development. We are also pursuing novel discovery targets in chronic inflammation.

AGI-1067

     AGI-1067, our lead v-protectant product candidate, is a small molecule that is orally dosed once per day. In pre-clinical testing, AGI-1067 has shown the following three biological properties that we believe will benefit patients with atherosclerosis:

     - AGI-1067 blocks expression of VCAM-1. We believe that decreased VCAM-1 expression will diminish atherosclerosis and restenosis.

     - AGI-1067 is a potent anti-oxidant. AGI-1067 protects LDL cholesterol from converting into a harmful inflammatory agent.

     - AGI-1067 lowers LDL cholesterol. LDL cholesterol lowering reduces the risk of developing atherosclerosis.

     According to the American College of Cardiology, more than seven million people in the United States have coronary artery disease, including 1.5 million who have heart attacks every year. In order to make a definitive diagnosis in patients with suspected coronary artery disease, a specially trained cardiologist or radiologist performs a diagnostic procedure called angiography in which dye is injected through an intravenous catheter to image the coronary arteries. Angiography can reveal coronary artery disease that may require an invasive procedure. For more than one million patients annually in North America, this invasive therapeutic intervention takes the form of angioplasty. This procedure consists of placing a balloon-tipped catheter into the coronary artery and mechanically re-opening the blood vessel by expanding the balloon under very high pressure. In addition, cardiologists may opt to treat some of these coronary artery blockages by inserting a small cylindrical mesh device, called a stent, to keep the blood vessel open after the catheter is removed.

     Angioplasty does not cure coronary artery disease, nor does it treat the underlying chronic inflammation. In fact, angioplasty induces an inflammatory response that contributes to its failure in approximately 30% of patients who undergo the procedure. This process of re-narrowing, or post-angioplasty restenosis, is a major clinical problem that limits the effectiveness of the procedure. Restenosis following balloon angioplasty occurs due to coronary artery and endothelial cell damage. The development of stents and the ongoing research and development activities with respect to catheter improvement have not eradicated the problem of restenosis, but have introduced the new problem of in-stent restenosis which is particularly difficult to treat. In-stent restenosis occurs when the cells that surround the stent proliferate and fill the opening of the vessel.

     Our initial development target is post-angioplasty restenosis. More significantly, we believe that AGI-1067 may treat all areas of the coronary artery susceptible to atherosclerosis in a way that cannot be achieved with any existing therapy.

     We have completed pre-clinical testing in multiple species to establish the therapeutic properties of AGI-1067. Dosed orally, AGI-1067 blocked VCAM-1 expression, prevented atherosclerosis and showed potent anti-oxidant activity. In addition, AGI-1067 reduced LDL-cholesterol comparably to and in combination with statins, which are widely used cholesterol lowering drugs.

     Based upon our successful completion of pre-clinical testing, we studied AGI-1067 in seven Phase I clinical trials in more than 150 men and women, including healthy volunteers and patients up to the age of 85 to assess tolerability and potential for interaction with other drugs. In addition, we have given AGI-1067 in combination with other drug classes commonly used in patients with atherosclerosis. In these clinical trials, six of which we conducted under the Investigational New Drug Application for cholesterol lowering, the subjects tolerated AGI-1067 well, with no dose or use-limiting side effects. These positive results supported our progress to Phase II clinical trials.

     We are presently conducting a Phase II clinical trial in Canada to assess the tolerability and efficacy of AGI-1067 as an agent to prevent post-angioplasty restenosis. We opened our Canadian Investigational New Drug Application in April 1999 for AGI-1067 as an agent to prevent post-angioplasty restenosis. The Canadian Antioxidant Restenosis Trial, called CART-1, is a multi-center, randomized, double-blind, safety and efficacy dose-ranging study, comparing AGI-1067 with placebo and an active control in patients with established coronary artery disease who undergo elective angioplasty. We plan to dose 315 patients for six weeks and follow them for a total of six months. During angiography performed six months after angioplasty, we will assess the efficacy of AGI-1067 by measuring directly the diameter of the opening of the treated coronary artery. We enrolled the first patient in CART-1 on September 2, 1999 and the trial is ongoing at four Canadian centers of excellence in interventional cardiology. An independent data and safety monitoring board reviews patient data periodically to ensure the continued safety of enrolled patients.

     We have formed a joint management committee with Schering-Plough to oversee all aspects of development and commercialization of AGI-1067. The committee consists of equal numbers of AtheroGenics and Schering-Plough representatives. Under direction of the joint management committee, we expect to manage further clinical, pre-clinical and chemical development work for AGI-1067.

AGI-Series for Respiratory Diseases

     We are developing an intravenously-dosed, small molecule v-protectant to treat exacerbations of cystic fibrosis. Based on positive clinical trial results, we will evaluate our v-protectant for the treatment of patients hospitalized with exacerbations of asthma. For patients with chronic respiratory diseases, including cystic fibrosis and asthma, an exacerbation is a sudden worsening of the patient's breathing that usually requires hospitalization and intensive therapy.

     According to the Centers for Disease Control, asthma afflicts more than 17 million adults and children in the United States. From 1980 to 1994, the prevalence of this disease increased by over 75%. Asthma morbidity and mortality continue to rise in spite of massive public health efforts. In 1998, the combined direct and indirect costs of asthma in the United States was $9.8 billion. Current therapies that target the underlying disease include corticosteroids and several classes of drugs that relieve symptoms but are not effective for chronic inflammation. None of these drugs, including inhaled corticosteroids, is particularly effective for treating exacerbation of asthma which remains a major unmet medical problem. We believe that v-protectants may reduce the inflammation associated with the acute exacerbation of asthma and may be useful in the treatment of up to 1.8 million patients annually who develop acute exacerbations of asthma and seek emergency room treatment in the United States.

     Cystic fibrosis is a common hereditary disease among Caucasians. According to the Cystic Fibrosis Foundation, there are 36,000 children and adults with cystic fibrosis in the United States. Approximately 25% of patients with cystic fibrosis are hospitalized at least once per year. Physicians treat exacerbations of cystic fibrosis with antibiotics that treat the associated chronic bacterial infection of the lungs. These antibiotics, however, do not address the chronic inflammation that underlies cystic fibrosis. Physicians no longer use corticosteroids routinely to treat exacerbations because they compromise the patient's immune response to bacterial infection. We believe that v-protectants can treat this chronic inflammation without compromising the necessary immune response to bacteria.

     We have identified small molecule, v-protectant product candidates from among five AGI-series of compounds for intravenous administration to hospitalized patients with respiratory diseases. We are evaluating these small molecules based on development criteria such as potency, stability and ease of formulation. We will use these criteria to choose a lead product candidate for clinical development that targets one or more respiratory disease indications. We plan to apply to the FDA for fast track status for this product candidate as a treatment for exacerbations of cystic fibrosis. We have observed a decrease in lung inflammation in a pre-clinical model of asthma using a compound discovered in this effort.

AGI-Series for Rheumatoid Arthritis

     We are developing an orally-dosed, small molecule v-protectant to treat patients with chronic rheumatoid arthritis who have not responded to maximum current therapy. For patients with rheumatoid arthritis, chronic therapy progresses from pain relievers to increasingly toxic immunosuppressants, called disease modifiers. Based on positive clinical trial results, we will evaluate our v-protectant for the treatment of patients who are receiving moderate disease modifying therapy.

     Rheumatoid arthritis is a common auto-immune disease which affects joints and arterial blood vessels. According to the Arthritis Foundation, there are 2.1 million people with rheumatoid arthritis in the United States. Rheumatoid arthritis and related diseases cost the U.S. economy more than $65 billion annually in direct and indirect costs. Approximately 70% of patients with rheumatoid arthritis are young and middle-aged women. Physicians treat rheumatoid arthritis with pain relievers including aspirin and other non-steroidal anti-inflammatory drugs, and proceed in resistant patients to treatment with low doses of corticosteroids and immunosuppressants. The recent successful introduction of new drugs, including

Celebrex, Enbrel and Vioxx, has highlighted both the market potential and the size and scope of the unmet medical need of these patients. These drugs are partially effective but either increase the risk of infection or do not address the chronic vascular inflammation that marks rheumatoid arthritis. We believe that v-protectants can treat the chronic inflammation of rheumatoid arthritis including the direct inflammation of the arteries, without increasing the patient's risk for infection.

     We have identified small molecule, v-protectant product candidates from among five AGI-series of compounds for oral administration to rheumatoid arthritis patients who have not responded to therapy. We are evaluating these small molecules based on development criteria such as potency, stability and ease of formulation.

AGI-Series for Post-Transplant Late and Chronic Solid Organ Rejection

     We are developing an orally-dosed, small molecule v-protectant to treat late solid organ transplant rejection. Patients' immune systems recognize transplanted organs as foreign and therefore reject them. Physicians treat these patients with powerful immuno-suppressants to block all immune and inflammatory reactions that could cause acute solid organ rejection. These therapies place patients at risk for life threatening infection. As the body adapts to the transplanted organ, physicians modify therapy gradually to reduce the likelihood of infection. During the first year, approximately 25% of patients who receive solid organ transplants develop a delayed sudden transplant rejection, which is called late solid organ transplant rejection. We believe that v-protectants will extend protection to the transplanted organ without increasing the patient's risk for infection.

     Those patients who do not reject the transplanted organ within the first year remain at risk indefinitely to reject the transplanted solid organ. This chronic inflammatory process is called chronic solid organ transplant rejection. The vascular protection provided by our product candidates may protect solid organs from rejection beyond the first year without increasing the risk of infection. No other solid organ anti-rejection drug in development has this profile.

     According to the American Society of Transplantation, there are approximately 30,000 heart, kidney and liver transplant recipients per year in the United States. Of these, 7,000 develop late transplant rejection. There are 200,000 organ transplant recipients in the United States who are at risk of chronic transplant rejection. Chronic rejection is a major factor contributing to organ shortage.

     We have identified small molecule, v-protectant product candidates from among five AGI-series of compounds for oral administration to patients who have received transplants. We are evaluating these small molecules based on development criteria such as potency, stability and ease of formulation. We will use these criteria to choose a lead product candidate for clinical development that targets late solid organ transplant rejection. We plan to apply to the FDA for fast track status for this product candidate as an adjunct to current transplant therapy, which includes immunosuppressant and anti-inflammatory drugs. Based on positive results, we will seek to expand the indication into protection from chronic solid organ transplant rejection.

Diagnostic Assay Program

     Based on our v-protectant technology platform, we have designed a simple and proprietary blood test that measures a circulating blood marker for atherosclerosis. We plan to conduct tests on human blood samples to establish whether this new marker, called Oxykine, is an accurate and useful diagnostic tool. We believe Oxykine will allow physicians to determine whether a patient has active and progressive atherosclerosis and whether the disease is responding to medical therapy. There are currently no diagnostic tools that meet this critical need in atherosclerosis disease management.

RESEARCH PROGRAM

     We have built a robust research program using our demonstrated expertise in functional genomics, molecular biology, cell biology, physiology, pharmacology, medicine, biochemistry, analytical and synthetic chemistry and bioengineering.

Our research program has three main objectives:

     - To discover and develop v-protectants with enhanced potency and improved therapeutic properties. We are synthesizing novel compounds and testing them in a variety of biochemical and cell-based assays to discover and develop new, small molecule v-protectants. We believe that these v-protectants will have improved therapeutic properties and applicability across a wide range of chronic inflammatory diseases.

     - To identify novel anti-inflammatory therapeutic targets utilizing functional genomics. We have established a functional genomics program that exploits our understanding of oxidant signals. We believe our functional genomics program will enable us to identify novel genes and their protein products that are critical to the chronic inflammatory process.

     - To develop new classes of small molecule, v-protectant therapeutics based on the novel therapeutic targets identified by our functional genomics program. We are identifying enzymes and other molecular targets that either control or are controlled by oxidant signals. These discoveries will enable our chemists to synthesize the next generation of v-protectants. We intend to use these enzymes and other molecular targets for both internal efforts and as strategic collaboration assets.

PATENTS AND INTELLECTUAL PROPERTY

     We have established a patent portfolio of owned and in-licensed patents that cover our lead v-protectant compounds and their use, as well as methods for regulating the fundamental biological pathway involved in the production of the inflammatory protein, VCAM-1. It is our goal to pursue both broad and specific patent protection in the key areas of our research and development both in the United States and internationally, and to identify value-added exclusive in-licensing opportunities.

     The patent approval process in the United States progresses through several steps from filing an application, through review of the application by the U.S. Patent and Trademark Office, and, if the application is allowed, to an issued patent. There is a similar regulatory process in most non-U.S. countries. We currently own one U.S. patent, two allowed U.S. patent applications, six pending U.S. applications, and 50 associated non-U.S. patent filings. We co-own with Emory University one pending U.S. patent application and 17 associated non-U.S. patent filings. In addition, we hold exclusive licenses to 14 U.S. patents, one U.S. patent application, and 61 associated non-U.S. patent filings.

     We have license agreements with Emory University, the University of Rochester, and The Regents of University of California covering aspects of our technology. These agreements obligate us to make milestone payments upon attainment of agreed-upon goals and royalty payments on sale of licensed products and technology. The licenses with Emory University and The Regents of the University of California also require us to be diligent in commercializing the licensed technologies within certain time periods. In addition, we have collaborative research agreements with Emory University, The Wistar Institute of Anatomy and Imperial Cancer Research Technology Limited in the United Kingdom.

AGI-1067 Patent Portfolio

     Our patent coverage on AGI-1067 is based on patent filings that we own and patent filings exclusively licensed from Emory University. We own one issued patent, U.S. Patent 5,262,439, and related filings in Japan, Canada and Europe that generically cover the compound AGI-1067 as a member of a class of related compounds. The U.S. Patent and Trademark Office has recently allowed one of our patent applications that covers the specific compound AGI-1067 and its use to treat VCAM-1 mediated diseases including, among others, atherosclerosis, post-angioplasty restenosis and coronary artery disease. The U.S.

Patent and Trademark Office has allowed another of our patent applications that covers the use of a class of compounds closely related to AGI-1067 to treat VCAM-1 mediated diseases. These key applications have also been filed in 20 non-U.S. countries. The patents that we have exclusively licensed from Emory University include the use of a substance that inhibits a class of oxidant signals to treat diseases mediated by VCAM-1.

Other V-Protectant Compounds

     We have filed patent applications in the United States and non-U.S. countries that cover the use of a number of compounds identified in our research program to act as v-protectants, and specifically for use in treating cardiovascular and inflammatory disease. Some of these compounds are novel and some represent new uses for known compounds. In addition we have exclusively licensed patents from Emory University that cover the use of a class of compounds which act as v-protectants, as well as several patents from the University of Rochester that are also directed to medical uses of the compounds.

     Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and factual questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or in-license. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or in-license, and rights we receive under those patents may not provide competitive advantages to us.

     Our commercial success will depend in part on our ability to manufacture, use, sell and offer to sell our product candidates without infringing patents or other proprietary rights of others. We may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our drug candidates. For example, U.S. patent applications are confidential while pending in the Patent and Trademark Office, and patent applications filed in non-U.S. countries are often first published six months or more after filing. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If others obtain patents with conflicting claims, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. We may not be able to obtain any such license on acceptable terms or at all. Any failure to obtain such licenses could delay or prevent us from developing or commercializing our drug candidates, which would adversely affect our business.

     Litigation or patent interference proceedings may be necessary to enforce any of our patents or other proprietary rights, or to determine the scope and validity or enforceability of the proprietary rights of others. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities, require us to license disputed rights from others, or require us to cease selling our future products.

Trademarks

     We have applications to register the trademarks AtheroGenics and associated design, AGI and Oxykine pending with the U.S. Patent and Trademark Office. We cannot assure you that our applications to register these trademarks will be successful. We have no knowledge of any infringement or any prior claims of ownership of trademarks that would materially adversely affect our current operations.

EXCLUSIVE LICENSE AGREEMENT WITH SCHERING-PLOUGH

     On October 22, 1999 we entered into a worldwide exclusive license agreement with Schering-Plough. This agreement consists of contracts with two Schering-Plough affiliates. Under the agreement we granted to Schering-Plough an exclusive license under our patents and know-how to make, use and sell AGI-1067 and other specified compounds for the treatment of restenosis, coronary artery disease and atherosclerosis. During the term of the agreement with Schering-Plough, we will not develop or commercialize outside the agreement any compound for the treatment or prevention of restenosis, coronary artery disease or atherosclerosis.

     Schering-Plough paid us an initial licensing fee upon signing the agreement and has assumed responsibility for all costs going forward associated with the development, manufacturing, and commercialization of products containing AGI-1067 and any other licensed compound. Further, Schering-Plough will make certain payments to us upon achievement of clinical and regulatory milestones. Schering-Plough will also pay us a royalty on all net sales of licensed products and will pay us fees associated with the achievement of certain annual sales levels. Schering-Plough's total direct payments to us for the initial indication of restenosis, excluding royalties and development costs, could reach $189 million.

MANUFACTURING

     We have entered into an arrangement with a third party manufacturer for the supply of AGI-1067 bulk drug substance and another third party manufacturer for the formulated drug product. We believe that we could obtain bulk drug and formulated drug product from other manufacturers and formulators at competitive prices, if necessary. The present agreements enable us to focus on our research and development strengths, minimize fixed costs and capital expenditures, and gain access to advanced manufacturing process capabilities and expertise. Our exclusive license agreement with Schering-Plough grants them the right to manufacture AGI-1067 for late-stage clinical trials and commercialization. Schering-Plough has extensive experience in manufacturing pharmaceutical products.

     Our supplier of the bulk drug substance for AGI-1067 operates under current Good Manufacturing Practice guidelines using cost-effective and readily available materials and reliable processes. The starting material used in the manufacturing process of AGI-1067 is probucol, which was once widely used in North America as a cholesterol-lowering agent, but has since been withdrawn from the North American market due to lack of efficacy. Under the terms of our contract, our bulk drug supplier is committed to manufacture sufficient quantities to support development activities for the foreseeable future. This supplier is currently manufacturing AGI-1067 in development-scale batches.

     After manufacture, a third party supplier formulates AGI-1067 into the drug product under current Good Manufacturing Practice guidelines. We anticipate that this supplier will be able to provide sufficient formulated drug product to complete our ongoing and currently planned clinical trials.

     We plan to establish manufacturing agreements with third parties that comply with Good Manufacturing Practice guidelines for bulk drug substance and oral or intravenous formulations of our other v-protectant product candidates.

SALES AND MARKETING

     Under our exclusive license agreement for AGI-1067, Schering-Plough will handle exclusively, or sublicense, on a worldwide basis, sales, marketing and distribution of AGI-1067 for any therapeutic indication. Schering-Plough has extensive experience in marketing pharmaceutical products.

     We plan to collaborate with large pharmaceutical companies to commercialize product candidates other than AGI-1067 which are for patient or physician populations in broad markets. We believe that collaborating with large companies that have significant marketing and sales capabilities provides for optimal penetration into broad markets, particularly those areas that are highly competitive. In contrast, we plan to develop a sales force to commercialize the products targeted at patient and physician populations in narrow markets. By using our own sales and marketing organization, we believe we can retain a higher percentage of the profits generated from the sale of our products. We believe that this sales and marketing strategy will enable us to achieve our financial goals while maintaining our focus on innovative drug discovery coupled with innovative drug development.

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

COMPETITION

     We believe pharmaceutical companies and research institutions will increase their efforts to define and exploit emerging concepts about vascular cell biology and oxidant signals for drug discovery programs relating to chronic inflammation. Many of these companies and institutions have targeted indications that overlap significantly with our targets and have substantially greater resources than we do. They may, therefore, succeed in commercializing products before we do that compete with us on the basis of efficacy, safety and price.

     Our ability to compete is predicated on four related factors.

     - First, our scientists and their collaborators have pioneered the basic discoveries and research methodologies linking oxidant signals to vascular cell inflammation. These discoveries and research methodologies form the foundation for our proprietary drug discovery programs relating to chronic inflammation.

     - Second, our scientific expertise, coupled with our expertise in clinical drug development, has enabled us to be the first company to conduct clinical trials of an orally-administered, small molecule v-protectant. We believe that our current Phase II clinical trials demonstrate that we are maintaining this important first-to-clinic competitive advantage.

     - Third, we expect that our exclusive license agreement with Schering-Plough will allow us to sustain and extend our competitive advantage.

     - Fourth, we believe our scientific, development and licensing expertise strongly positions us to acquire promising technologies and products discovered outside AtheroGenics.

     Our initial target for drug development is restenosis. We are aware of two orally-dosed drugs that have shown efficacy in prevention of restenosis in clinical trials. One of these drugs, Tranilast, is currently in a worldwide Phase II/III clinical trial sponsored by SmithKline Beecham PLC. The rationale for this clinical trial is based on efficacy in a limited Phase II clinical trial in Japan. However, another major pharmaceutical company previously discontinued Tranilast development during Phase II in the United States as a treatment of asthma due to significant human liver toxicity. The second drug, Lorelco, decreased the rate of restenosis in a North American clinical trial undertaken by an independent investigator. This trial confirmed and extended results from Japan, where Lorelco is still marketed. However, Aventis SA previously withdrew Lorelco from North American markets as a lipid-lowering drug due to lack of efficacy. We believe that a rare but potentially fatal side effect makes Lorelco's return to the marketplace highly unlikely. In addition to these drugs, some physicians advocate the use of anti-oxidant vitamins or the use of specially designed catheters or improved angioplasty techniques to decrease the incidence or severity of restenosis.

     In addition to the drugs and devices that may compete with AGI-1067 in the treatment of restenosis, there are a number of other drugs and compounds in development for other indications that we target. A number of companies are pursuing drugs that control aspects of the immune system across the range of diseases that we target. For example, Genentech, Inc. in collaboration with Tanox, Inc. and Novartis AG is developing a novel injectable asthma therapy based on delivery of an anti-IgE monoclonal antibody, which targets the allergic component of chronic asthma. In addition, a number of companies are pursuing cystic fibrosis intervention either through gene therapy in children or through drugs that target the leukocyte response to chronic bacterial infection in children and adults.

GOVERNMENTAL REGULATION

     We plan to develop prescription-only drugs for the foreseeable future. The FDA is the regulatory agency that is charged to protect people in the United States who take prescription medicines. Every country has a regulatory body with a similar mandate. In addition, the European Union has vested centralized authority in the European Medicines Evaluation Agency and Committee on Proprietary Medicinal Products to standardize review and approval across member nations.

     Regulatory agencies have established guidelines and regulations for the drug development process. This process involves several steps. First, the drug company must generate sufficient pre-clinical data to support initial human testing. In the United States, the drug company must submit an Investigational New Drug Application prior to human testing. The Investigational New Drug Application contains adequate data on product candidate chemistry, toxicology and metabolism and, where appropriate, animal research testing to support initial safety evaluation in humans. In addition, the drug company provides to the FDA a clinical plan, including proposed use and testing in subjects comprising healthy volunteers and patients.

     Clinical trials for a new product candidate usually proceed through four phases:

     - Phase I clinical trials explore safety, blood levels, metabolism and the potential for interaction with other drugs. Phase I typically proceeds from healthy volunteers into patients with the target disease and comprises up to approximately 200 total subjects.

     - Phase II clinical trials establish a dose for future testing and marketing in an adequate number of patients with the target disease. The clinical trials may include hundreds of patients who have the target disease and who are receiving a range of background medications. In addition, Phase II clinical trials verify the mechanisms of action proposed pre-clinically.

     - Phase III clinical trials usually include two adequate and well controlled studies in the target population. For most chronic diseases, drug companies study a few thousand patients to assure a broadly applicable assessment of safety and efficacy.

       At the successful conclusion of Phase III, drug companies may submit a product license application, called a New Drug Application in the United States. Upon accepting the submission, the FDA or non-U.S. regulatory authorities review the file for completeness, accuracy and adherence to regulations. These authorities may use internal and external consultants and may convene an expert committee to advise on the safety, effectiveness and usefulness of the proposed new product candidate prior to final regulatory judgment. The final step to registration is approval of the package insert or label that defines what the drug company may promote to physicians who use the new drug.

     - Phase IV clinical trials support marketing of the drug for its approved indication. Phase IV clinical trials generate data to allow promotion of the new drug in comparison with other approved drugs and to support healthcare economics claims. In addition, every pharmaceutical company is responsible for post-marketing surveillance for safety in the marketplace.

     We must meet regulatory standards prior to exposing subjects to any candidate drug product. We remain responsible for any of these development activities whether we perform them internally or contract them to a third party. The FDA may audit us or our third party contractors at any time to ascertain compliance with standards. The FDA may halt all ongoing work if it determines that we or our contractors have deviated significantly from these standards. These standards include:

     - Good Manufacturing Practices, which govern process chemistry, formulation, labeling and handling of drug throughout its life cycle;

     - Good Laboratory Practices, which govern the use of drug in animal studies to support establishment of safety or the disposition and metabolism of the administered drug and handling of human or other biological samples for drug assays; and

     - Good Clinical Practices, which govern the exposure of human subjects under our protocols. Good Clinical Practices set standards for the constitution and activities of institutional review boards that are charged with assuring that the appropriate person gives informed consent prior to study participation and protect patients whether they receive an experimental drug, an approved drug, or an inactive look-alike called a placebo.

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

     Advertising is subject to FDA approval in the United States and national review elsewhere. In addition, state and local governments and other federal agencies may control marketing if the drug substance, formulation, package, intended use or disposal is subject to local regulation.

     The FDA has expanded its expedited review process in recognition that certain severe or life-threatening diseases and disorders have only limited treatment options. Fast track designation expedites the development process but places greater responsibility on the drug company during Phase IV clinical trials. The drug company may request fast track designation for one or more indications at any time during the Investigational New Drug Application process, and the FDA must respond within 60 days. Fast track designation allows the drug company to develop product candidates and to request an accelerated or priority review of the New Drug Application based on clinical effectiveness in a smaller number of patients. If the FDA accepts the submission as a priority review, the time for New Drug Application review and approval is reduced from one year to six months. We plan to request fast track designation as appropriate for internal drug development programs.

EMPLOYEES

     We currently have 46 full-time employees, including 34 in research and development. The employee group includes 15 Ph.D.s, four M.D.s and seven employees with Masters degrees. We believe that our employee relations are good.

FACILITIES

     Our scientific and administration facility encompasses approximately 23,000 square feet in Alpharetta, Georgia. We lease our facility pursuant to a long-term lease agreement that expires in 2009 and may be extended at our option to 2019.

LEGAL PROCEEDINGS

     We are not currently a party to any legal proceedings.

ADVISORY BOARDS

     We have established advisory boards to provide guidance and counsel on aspects of our business. These boards are convened two times a year and individual members are contacted as required. Members of these boards provide input on product research and development strategy, education and publication plans. The advisory board members are paid an annual stipend and receive options for common stock for their services, and are reimbursed for expenses in connection with attendance at advisory board meetings. The names and members of these boards are as follows:

Scientific Advisory Board
  R. Wayne Alexander, M.D., Ph.D., Chairman..........  Professor and Chairman of the Department of
                                                         Medicine, Emory University School of
                                                         Medicine
  Victor J. Dzau, M.D................................  Chairman, Department of Medicine, Harvard
                                                         Medical School
  David Harrison, M.D................................  Professor of Medicine, Division of Cardiology,
                                                         Emory University School of Medicine
  Dennis Liotta, Ph.D................................  Professor of Chemistry and Vice President of
                                                         Research, Emory University School of
                                                         Medicine
  Robert M. Nerem, Ph.D..............................  Parker H. Petit Professor and Director,
                                                         Bioengineering and Bioscience, Georgia
                                                         Institute of Technology

  Sampath Parthasarathy, Ph.D........................  Professor, Department of Gynecology and
                                                         Obstetrics, Emory University School of
                                                         Medicine
  Robert D. Rosenberg, M.D., Ph.D....................  Professor of Biology, Massachusetts Institute
                                                         of Technology and Professor of Medicine,
                                                         Harvard Medical School
Clinical Advisory Board
  William Virgil Brown, M.D..........................  Professor of Medicine, Director of Division of
                                                         Atherosclerosis & Lipid Metabolism, Emory
                                                         University School of Medicine
  Joseph L. Witzum, M.D..............................  Professor of Medicine, University of
                                                         California at San Diego
Oncology Clinical Advisory Board
  Harvey M. Golomb, M.D..............................  Professor and Chairman, Department of
                                                         Medicine, and Director, Section of
                                                         Hematology/Oncology, The University of
                                                         Chicago

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

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

     The following table sets forth certain information regarding our executive officers, key employees and directors as of February 24, 2000:

                     NAME                        AGE                     POSITION
                     ----                        ---                     --------
Russell M. Medford, M.D., Ph.D.................  45    President, Chief Executive Officer and
                                                         Director
Mark P. Colonnese..............................  44    Vice President of Finance and Administration,
                                                         Chief Financial Officer and Assistant
                                                         Secretary
Mitchell Glass, M.D............................  48    Vice President, Clinical Development and
                                                         Regulatory Affairs
Don Kirksey, Ph.D..............................  51    Vice President of Business and Corporate
                                                         Development
Uday Saxena, Ph.D..............................  42    Vice President, Pre-Clinical Research
Michael A. Henos (1)...........................  50    Chairman of the Board of Directors
R. Wayne Alexander, M.D., Ph.D.................  58    Director and Secretary
Vaughn D. Bryson...............................  61    Director
T. Forcht Dagi, M.D. (2).......................  51    Director
Vijay K. Lathi (2).............................  27    Director
Arda Minocherhomjee (1)........................  46    Director
Arthur M. Pappas (1)...........................  52    Director
Richard S. Schneider (2).......................  59    Director
William A. Scott, Ph.D.........................  59    Director

---------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Russell M. Medford, M.D., Ph.D. is our scientific co-founder, President and Chief Executive Officer and has served as a member of our board of directors since our inception in 1993. Dr. Medford has been our President and Chief Executive Officer since 1995 after serving as Executive Vice President from 1993 to 1995. Since 1989, Dr. Medford has held a number of academic appointments at the Emory University School of Medicine, most recently as Associate Professor of Medicine and Director of Molecular Cardiology. Dr. Medford is a molecular cardiologist whose research has focused on the molecular basis of cardiovascular disease and holds 11 U.S. patents. Dr. Medford currently serves on advisory committees to the National Heart, Lung and Blood Institute of the National Institutes of Health. He is also a director of Inhibitex, Inc., a privately-held biotechnology company. Dr. Medford received a B.A. from Cornell University, and an M.D. with Distinction and a Ph.D. in molecular and cell biology from the Albert Einstein College of Medicine. Dr. Medford completed his residency in internal medicine at the Beth Israel Hospital and his fellowship in cardiology at the Brigham and Women's Hospital and Harvard Medical School, where he also served on the faculty of Medicine.

     Mark P. Colonnese has served as our Vice President of Finance & Administration and Chief Financial Officer since 1999. Prior to joining us, Mr. Colonnese was at Medaphis Corporation from 1997 to 1998, serving most recently as Senior Vice President and Chief Financial Officer. Previously, Mr. Colonnese was Vice President of Finance and Chief Financial Officer and a member of the executive committee at Applied Analytical Industries, Inc., a pharmaceutical development company, from 1993 to 1997. Mr. Colonnese served on the board of directors of Endeavor Pharmaceuticals, Inc. from 1994 to 1997. From 1983 to 1993, Mr. Colonnese held a number of executive and management positions at Schering-Plough Corporation, culminating as Senior Director of Planning and Business Analysis. Mr. Colonnese holds an M.B.A. from Fairleigh Dickinson University and a B.S. magna cum laude from Ithaca College, and is a Certified Public Accountant.

     Mitchell Glass, M.D. has served as our Vice President, Clinical Development and Regulatory Affairs since 1997. From 1995 to 1996, Dr. Glass served as Vice President and Director of Cardiopulmonary Clinical Research, Development and Medical Affairs at SmithKline Beecham PLC. From 1988 to 1995, Dr. Glass held various positions at ICI Pharmaceuticals PLC, subsequently Zeneca PLC, where he was responsible for developing the pulmonary therapeutics group. From 1985 to 1987, Dr. Glass served as an attending physician in Pulmonary Medicine and Critical Care at Graduate Hospital while maintaining a teaching position at the University of Pennsylvania. From 1981 to 1984, Dr. Glass was a postdoctoral Fellow and Research Associate in Pulmonary Medicine and Respiratory Physiology at the University of Pennsylvania. Dr. Glass received B.A. and M.D. degrees from the University of Chicago and completed his residency in internal medicine and clinical fellowship in Pulmonary Medicine at Presbyterian, University of Pennsylvania Medical Center.

     Don Kirksey, Ph.D. has served as our Vice President of Business and Corporate Development since 1998. Prior to joining us, Dr. Kirksey was Vice President of Licensing and Business Development at Medco Research, Inc. from 1996 to 1998. From 1989 to 1996, Dr. Kirksey served as Director of Global Research Alliances at Glaxo Wellcome, Inc. Dr. Kirksey received his Ph.D. from the University of Mississippi and a B.S. from Delta State University. He was a National Institutes of Health Neuroscience Fellow and is a member of the American Association for the Advancement of Science and the Licensing Executive Society.

     Uday Saxena, Ph.D. joined us in 1996 as Director of Pre-Clinical Research and has served as our Vice President, Pre-Clinical Research since 1997. From 1991 to 1996, Dr. Saxena served as a Senior Scientist and Research Associate in the Department of Atherosclerosis Therapeutics at Parke-Davis, a division of Warner-Lambert Company. Dr. Saxena received his Ph.D. in Biochemistry from Memorial University of Newfoundland, Canada, his M.S. in Biochemistry from Central University of Hyderabad, India and a B.S. from Osmanian University, India.

     Michael A. Henos has served as Chairman of our board of directors since 1994 and was our Chief Financial Officer from 1994 to 1999. From 1991 to the present, Mr. Henos has served as managing general partner of Alliance Technology Ventures, L.P., a venture capital fund formed to invest in technology-based startup companies located in the Southeastern United States. Mr. Henos served as a general partner with Aspen Ventures, a $150 million early stage venture capital partnership from 1986 to 1993. Mr. Henos previously served as a vice president of 3I Ventures Corporation, the predecessor of Aspen Ventures from 1986 to 1991. From 1984 to 1986, Mr. Henos served as a healthcare consultant with Ernst & Young, specializing in venture financing of startup medical technology companies. Before joining Ernst & Young, Mr. Henos served in a variety of operating management positions and co-founded and served as Chief Executive Officer of ProMed Technologies, Inc. Mr. Henos previously served as a director of KeraVision, Inc.

     R. Wayne Alexander, M.D., Ph.D. is our scientific co-founder and has served as a member of our board of directors since our inception in 1993. Dr. Alexander has been a Professor of Medicine since 1988 and Chairman of the Department of Medicine of Emory University School of Medicine and Emory University Hospital since 1999. From 1988 to 1999, Dr. Alexander served as the Director of the Division of Cardiology at the Emory University School of Medicine and Emory University Hospital. Prior to his appointment at Emory University School of Medicine, Dr. Alexander served as Associate Professor of Medicine at Harvard Medical School from 1982 to 1988. Dr. Alexander received his Ph.D. in physiology from Emory University and his M.D. from Duke University School of Medicine. Dr. Alexander completed his residency in internal medicine at the University of Washington and completed his fellowship in cardiology at Duke University.

     Vaughn D. Bryson has served as a consultant to us since 1996 and a member of our board of directors since February 2000. Mr. Bryson is President of Life Science Advisors, a consulting firm focused on assisting biopharmaceutical and medical device companies in building shareholder value. Mr. Bryson was a

32-year employee of Eli Lilly & Company and served as President and Chief Executive Officer of Eli Lilly from 1991 to 1993. Mr. Bryson was Executive Vice President of Eli Lilly from 1986 until 1991 and served as a member of Eli Lilly's board of directors from 1984 until his retirement in 1993. Mr. Bryson was Vice Chairman of Vector Securities International from 1994 to 1996. He is also a director of Amylin Pharmaceuticals Inc., Ariad Pharmaceuticals Inc., Boehringer Ingelheim Corporation, the U.S. subsidiary of Boehringer Ingelheim GmbH, Chiron Corporation and, Quintiles Transnational Corp., and privately-held Fusion Medical Technologies, Inc. and Molecular Geriatrics, Inc. Mr. Bryson received a B.S. degree in Pharmacy from the University of North Carolina and completed the Sloan Program at the Stanford University Graduate School of Business.

     T. Forcht Dagi, M.D., M.P.H., F.A.C.S., F.C.C.M. has served as a member of our board of directors since 1999. Dr. Dagi joined Cordova Ventures, LLP, a venture fund with over $250 million under management as a Managing Partner in 1996. Prior to joining Cordova, Dr. Dagi served as director and principal of Access Partners, an early stage biotechnology fund. Dr. Dagi serves as a director of the following privately-held companies: AviGenics, Inc., Inhibitex, Inc., Cogent Neuroscience, Inc., Encelle, Inc., iPhysicianNet Inc., Merix Biosciences, Inc. and Xanthon, Inc. Dr. Dagi received an A.B. from Columbia College, an M.D. from the Johns Hopkins School of Medicine, an M.P.H. from the Johns Hopkins School of Hygiene and Public Health, an M.T.S. from Harvard University, and an M.B.A. in finance and strategic planning from the Wharton School of the University of Pennsylvania. Dr. Dagi was trained in neurosurgery and neurophysiology at the Massachusetts General Hospital and Harvard Medical School, where he was a Neuroresearch Foundation Fellow. Dr. Dagi is a diplomat of American Board of Neurological Surgeons and a Fellow of both the American College of Surgeons and the College of Critical Care Medicine.

     Vijay K. Lathi has served as a member of our board of directors since 1999. Mr. Lathi joined The Sprout Group in 1998 as an associate focused on life science, medical devices and information technology related to healthcare. Prior to joining Sprout, Mr. Lathi served as an analyst with the healthcare venture capital group at Robertson Stephens & Company from 1997 to 1998. From 1995 to 1997, Mr. Lathi served as an analyst at Cornerstone Research, an economic and financial consulting firm. Mr. Lathi received his B.S. in chemical engineering from Massachusetts Institute of Technology and his M.S. in chemical engineering from Stanford University.

     Arda M. Minocherhomjee, Ph.D. has served as a member of our board of directors since 1999. Dr. Minocherhomjee currently serves as Managing Director of William Blair Capital Partners, LLC. He joined William Blair & Company in 1992 as a Senior Healthcare Analyst. Dr. Minocherhomjee subsequently served as head of the firm's healthcare research group. Dr. Minocherhomjee serves as a director of the following privately-held companies: Morton Grove Pharmaceuticals Inc., Pharma Research Corporation, Cypres Medical Products, Inc. and DJ Pharma, Inc. He received an M.Sc. in Pharmacology from the University of Toronto and a Ph.D. in Pharmacology and an M.B.A. from University of British Columbia. Dr. Minocherhomjee was a post-doctoral fellow in pharmacology at University of Washington Medical School.

     Arthur M. Pappas has served as a member of our board of directors since June 1995. Mr. Pappas is Chairman and Chief Executive Officer of A.M. Pappas & Associates, LLC, an international consulting, investment and venture company that works with life science companies, products and related technologies. Prior to founding A.M. Pappas & Associates in 1994, Mr. Pappas was a director on the main board of Glaxo Holdings PLC with executive responsibilities for operations in Asia Pacific, Latin America, and Canada. In this capacity, Mr. Pappas was Chairman and Chief Executive of Glaxo Far East (Pte) Ltd. and Glaxo Latin America Inc., as well as Chairman of Glaxo Canada Inc. Mr. Pappas has held various senior positions with Abbott Laboratories International Ltd., Merrell Dow Pharmaceuticals, and the Dow Chemical Company, in the United States and internationally. Mr. Pappas is a director of KeraVision, Inc., Quintiles Transnational Corp. and Valentis Inc., and privately-held ArgoMed, Inc. and Embrex, Inc. Mr. Pappas received a B.S. in biology from Ohio State University and an M.B.A. in finance from Xavier University.

     Richard S. Schneider, Ph.D. has served as a member of our board of directors since 1997. Dr. Schneider served as a Managing Member of Domain Associates, L.L.C., a venture capital firm that manages over $500 million and invests in life sciences companies, from 1990 until his retirement in 1998. Prior to joining Domain Associates, Dr. Schneider served as a Vice President of 3I Ventures Corporation, a venture capital firm, from 1986 to 1990. From 1983 to 1989, Dr. Schneider served as President of Biomedical Consulting Associates Inc. Dr. Schneider was a founder and Vice President from 1967 to 1983 of Syva Company, subsequently a division of Syntex Corporation. Dr. Schneider also is a director of the following privately-held companies: Landec Corporation, Mitokor, Inc. and Selective Genetics, Inc.

     William A. Scott, Ph.D. has served as a member of our board of directors since 1997. Dr. Scott was Chief Executive Officer and a member of the board of directors of Physiome Sciences, Inc., a company that specializes in the design of computer models of human organs, from 1997 to 1999. From 1983 to 1996, Dr. Scott held numerous positions at the Bristol-Myers Squibb Research Institute, most recently as Senior Vice President of Drug Discovery from 1990 until 1996. Dr. Scott has served as an Adjunct Professor at the Rockefeller University since 1983 and as an Associate Dean and Associate Professor at Rockefeller University.

BOARD COMPOSITION

     Pursuant to our amended and restated articles of incorporation and amended and restated bylaws, our board of directors is divided into three classes, with each director serving a three-year term (after the initial term). Directors are elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified. The directors of Class I, Mr. Bryson, Mr. Lathi and Dr. Schneider, hold office until the first scheduled annual meeting of shareholders following the offering. The directors of Class II, Dr. Alexander, Dr. Dagi, Dr. Minocherhomjee and Dr. Scott hold office until the second annual meeting of shareholders following the offering. The Directors of Class III, Mr. Henos, Dr. Medford and Mr. Pappas hold office until the third scheduled annual meeting of shareholders. Executive officers are elected by and serve at the discretion of our board of directors. No family relationships exist among any of our directors or executive officers.

BOARD COMMITTEES

     We have established an audit committee, a compensation committee, an M&A/strategic committee and a science committee.

     Audit Committee. The audit committee, which consists of Dr. Dagi, Mr. Lathi and Dr. Schneider, is responsible for nominating our independent auditors for approval by the board of directors and reviewing the scope, results and costs of the audits and other services provided by our independent auditors.

     Compensation Committee. The compensation committee, which consists of Mr. Henos, Dr. Minocherhomjee and Mr. Pappas, reviews and approves the compensation and benefits for our executive officers, administers our 1995 Stock Option Plan and 1997 Equity Ownership Plan, and makes recommendations to the board of directors regarding such matters.

     M&A/Strategic Committee. The M&A/strategic committee, which consists of Drs. Medford, Minocherhomjee and Schneider, is responsible for providing guidance to us on matters relating to mergers and acquisitions and other strategic issues.

     Science Committee. The science committee, which consists of Drs. Scott and Alexander, is responsible for providing guidance to us on science-related matters.

DIRECTOR COMPENSATION

     During 1999, we did not provide any compensation to members of our board of directors for serving on our board or for attendance at committee meetings. We reimbursed our non-management directors for ordinary and necessary travel expenses to attend board and committee meetings.

     In connection with joining our board of directors in February 2000, we have entered into a four-year consulting agreement with Mr. Bryson pursuant to which he will assist management in assessing growth opportunities and strategic direction. Our board of directors has agreed to pay Mr. Bryson for his consulting services a non-qualified stock option to acquire up to 20,000 shares of common stock with an exercise price equal to the fair market value of our common stock on the date of grant. The option vests 25% on the first anniversary of the date of grant and approximately 2% per month thereafter.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table summarizes the compensation paid to or earned during the year ended December 31, 1999 by our Chief Executive Officer and four other most highly compensated executive officers whose total salary and bonus exceeded $100,000 for services rendered to us in all capacities during 1999. The executive officers listed in the table below are referred to as the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM COMPENSATION
                                                                              -------------------------
                                                                              SECURITIES
                                                      ANNUAL COMPENSATION     UNDERLYING    ALL OTHER
                                                     ----------------------    OPTIONS     COMPENSATION
            NAME AND PRINCIPAL POSITION              SALARY ($)   BONUS ($)      (#)          ($)(1)
            ---------------------------              ----------   ---------   ----------   ------------
Russell M. Medford, M.D., Ph.D.....................   237,000          --      300,000         4,990
     President and Chief Executive Officer
Mark P. Colonnese..................................   182,083      30,000      140,000         3,681(2)
     Vice President, Finance and Administration,
       Chief Financial Officer and Assistant
       Secretary
Mitchell Glass, M.D................................   210,000          --       20,000        27,508(3)
     Vice President, Clinical Development and
       Regulatory Affairs
Don Kirksey, Ph.D..................................   182,292          --       50,000        44,914(4)
     Vice President, Business and Corporate
       Development
Uday Saxena, Ph.D..................................   120,000          --           --         3,600
     Vice President, Pre-Clinical Research

---------------

(1) Includes for each named executive officer a 401(k) Plan matching contribution by us as follows: Dr. Medford: $4,990; Mr. Colonnese: $1,420; Dr. Kirksey: $1,312; Dr. Saxena: $3,600.

(2) Includes $2,256 for consulting services prior to employment.

(3) Represents reimbursement for personal travel.

(4) Represents reimbursement for moving and relocation expenses.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1999

     The following table sets forth information concerning the individual grants of stock options to each of the Named Executive Officers during the fiscal year ended December 31, 1999. All options were granted under our 1997 Equity Ownership Plan.

                                                                                                           POTENTIAL REALIZABLE
                                                                                                                   VALUE
                                                                                                             AT ASSUMED ANNUAL
                                                  INDIVIDUAL GRANT                                                 RATES
                                    --------------------------------------------                              OF STOCK PRICE
                                                             PERCENT OF TOTAL                                  APPRECIATION
                                    NUMBER OF SECURITIES      OPTIONS GRANTED      EXERCISE                 FOR OPTION TERM(2)
                                     UNDERLYING OPTIONS        TO EMPLOYEES         PRICE     EXPIRATION   ---------------------
NAME                                    GRANTED (#)        IN FISCAL YEAR (%)(1)    ($/SH)       DATE        5%($)      10%($)
----                                --------------------   ---------------------   --------   ----------   ---------   ---------
Russell M. Medford, M.D., Ph.D....        200,000                  26.9              .30        4/28/09
                                          100,000                  13.5              .31        12/8/09
Mark P. Colonnese.................        120,000                  16.1              .30        2/23/09
                                           20,000                   2.7              .31        12/8/09
Mitchell Glass, M.D. .............         20,000                   2.7              .30        4/28/09
Don Kirksey, Ph.D.................         50,000                   6.7              .31        12/8/09
Uday Saxena, Ph.D.................             --                    --               --             --

---------------

(1) In 1999, we granted options to employees to purchase an aggregate of 743,500 shares of common stock.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. These assumptions are not intended to forecast future appreciation of our stock price. The potential realizable value computation does not take into account federal or state income tax consequences of option exercises or sales of appreciated stock. The actual gains, if any, on the stock option exercises will depend on the future performance of the common stock, the optionee's continued employment through applicable vesting periods and the date on which the options are exercised and the underlying shares are sold.

       AGGREGATE OPTION EXERCISES IN 1999 AND 1999 YEAR-END OPTION VALUES

     The following table provides certain summary information concerning stock options held as of December 31, 1999, by each of the Named Executive Officers. None of the Named Executive Officers exercised stock options in 1999.

                                                            NUMBER OF               VALUE OF UNEXERCISED
                                                      SECURITIES UNDERLYING         IN-THE-MONEY OPTIONS
                                                     UNEXERCISED OPTIONS AT            AT DECEMBER 31,
                                                      DECEMBER 31, 1999(#)               1999($)(1)
                                                   ---------------------------   ---------------------------
                      NAME                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                      ----                         -----------   -------------   -----------   -------------
Russell M. Medford, M.D., Ph.D...................    100,000        300,000
Mark P. Colonnese................................         --        140,000
Mitchell Glass, M.D..............................     65,000         85,000
Don Kirksey, Ph.D................................     25,000        125,000
Uday Saxena, Ph.D................................     91,300         28,700

---------------

(1) There was no public trading market for our common stock as of December 31, 1999. Accordingly, the value of unexercised in-the-money options as of that date was calculated on the basis of an assumed initial public offering price
    of $               per share, less the aggregate exercise price of the
    options.

EMPLOYEE BENEFIT PLANS

1995 Stock Option Plan

     As of February 18, 2000, a total of 433,000 shares of common stock were reserved for issuance under our 1995 Stock Option Plan, or 1995 Plan, 415,200 of which were subject to outstanding options. The 1995 Plan provides for the grant of options to which Internal Revenue Code sec.422, relating generally to incentive stock options and other options, does not apply. The 1995 Plan provides for granting stock options to our directors, employees, consultants and contractors. The 1995 Plan is administered by our board of directors. Subject to the provisions of the 1995 Plan, the board of directors has the authority and sole discretion to determine and designate those persons to whom options are granted, the option price of the shares covered by any options granted, the manner in and conditions under which options are exercisable, including any limitations or restrictions thereon, and the time or times at which options shall be granted. Our board of directors may not grant any options under the 1995 Plan more than ten years after its date of adoption. The maximum term of options granted under the 1995 Plan is ten years. Unless terminated earlier in accordance with the provisions of the 1995 Plan, the 1995 Plan will terminate upon the later of:

     - the complete exercise or lapse of the last outstanding option, or

     - the last date upon which options may be granted under the 1995 Plan.

1997 Equity Ownership Plan

     As of February 18, 2000, a total of 3,614,903 shares of common stock were reserved for issuance under our 1997 Equity Ownership Plan, or 1997 Plan, of which options to purchase an aggregate of 2,583,125 shares were outstanding and 1,031,778 shares were available for future grant. No participant in the 1997 Plan may be granted awards in excess of 30% of the total number of shares authorized for issuance under the 1997 Plan. The 1997 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, nonqualified stock options, shares of restricted stock, stock appreciation rights and performance awards to our employees, directors, consultants and advisors. Incentive stock options may be granted only to our employees. The 1997 Plan is administered by our board of directors or its designee(s). Subject to the provisions of the 1997 Plan, the administrator has the authority to determine:

     - to whom awards will be granted,

     - the time when awards may be granted,

     - the number of shares to be covered by an award,

     - when an award becomes exercisable,

     - the exercise price of an award, which price, in the case of incentive stock options, shall not be less than the fair market value of our common stock on the date of grant or, in the case of incentive stock options, granted to employees who own, directly or indirectly, more than 10% of our total combined voting power, 110% of the fair market value of our common stock on the date of grant, and

     - any restrictions or conditions on the shares subject to awards.

The maximum term of incentive stock options granted under the 1997 Plan is ten years. Our board of directors may terminate the 1997 Plan at any time, provided that no termination without the consent of the holder of an award shall adversely affect the rights of the participant under the award.

401(k) Plan

     We have established a tax-qualified employee savings and retirement plan, or 401(k) Plan. Under the 401(k) Plan, eligible participating employees may elect to contribute up to 15% of their salary, up to the maximum amount of tax deferred contribution allowed by the Internal Revenue Code. The 401(k) Plan permits us to make discretionary matching contributions. During 1999 we matched 50% of employees' contributions, up to a maximum of 6% of employees' annual base compensation. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that our contributions will be deductible by us when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any number of investment options.

EMPLOYMENT AGREEMENTS

     We do not have employment agreements with any of our employees, We expect to enter into an employment agreement with Dr. Medford within the next 30 days.

                              CERTAIN TRANSACTIONS

     Since January 1, 1997, we have engaged in the following transactions with our directors, officers and 5% shareholders and affiliates of our directors, officers and 5% shareholders:

     In January 1995, we entered into a license agreement with Emory University. Under the terms of this agreement, Emory granted to us an exclusive right and license to make, use and sell products utilizing inventions claimed in several patents developed by employees of Emory. The Emory employees who developed the licensed patents include Russell M. Medford, M.D., Ph.D., our President, Chief Executive Officer and director, R. Wayne Alexander, M.D., Ph.D., our Secretary and a member of our board of directors, and Sampath Parthasarathy, Ph.D., a member of our scientific advisory board. The license agreement requires us to make royalty payments to Emory based on certain percentages of net revenue we derive from sales of products utilizing inventions claimed in the licensed patents and from sublicensing of the licensed patents. The license agreement also provides for milestone payments to Emory upon the occurrence of certain events relating to the development of products utilizing the licensed patents. Drs. Alexander, Medford and/or Margaret K. Offermann, Dr. Medford's wife, will receive a portion of our payments to Emory under the license agreement. We paid a signing fee to Emory upon the execution of this agreement and an additional amount for achievement of the first milestone under the agreement. We are required to pay Emory royalties upon sales of products utilizing the patent technology and milestone payments totaling $250,000, if all sales and milestone objections are met. We have not made any other royalty or milestone payments to Emory under this agreement to date.

     We are a party to a sponsored research agreement with Emory dated October 14, 1996. Under the terms of this agreement, Emory agrees to collaborate with us and furnish the facilities necessary to carry out a specified research program. As discussed above, some of our directors and executive officers are employees of Emory. We have paid approximately $226,000 to Emory pursuant to this agreement.

     We are a party to a patent purchase agreement dated April 26, 1995 with Sampath Parthasarathy, Ph.D., a member of our scientific advisory board, whereby we are obligated to pay to Dr. Parthasarathy royalties based upon the gross selling price paid to us by a purchaser of any process, service or product that utilizes one of the claimed inventions of the patents purchased from Dr. Parthasarathy. We have not made any royalty payments to Dr. Parthasarathy pursuant to this agreement.

     In August 1998 we consummated a bridge financing in which we issued an aggregate of $6,000,000 principal amount notes bearing interest at a rate per annum equal to the prime rate as published in The Wall Street Journal plus 2%. At that time we also issued warrants exercisable for shares of our Series B convertible preferred stock covering an aggregate of 10% of the original principal amount of the notes to the purchasers of the notes. We issued $150,000 principal amount notes with the same terms to additional investors in February 1999. In April 1999 we issued warrants exercisable for shares of our Series C convertible preferred stock covering an aggregate of 10% of the original principal amount of the notes to the participants in the bridge financing as consideration for extending the maturity of the notes. The notes and a portion of the accrued interest on the notes were converted into 2,140,357 shares of our Series C convertible preferred stock in April 1999. The investors in this financing consisted principally of the holders of our convertible preferred stock. These investors included 5% shareholders Alliance Technology Ventures, L.P. and related entities, Domain Associates, L.L.C. and related entities and The Sprout Group, as well as Arthur M. Pappas, a member of our board of directors. Russell M. Medford, our President and Chief Executive Officer and a member of our board of directors, is a Special Limited Partner of Alliance, Michael A. Henos, Chairman of our board of directors, is the General Partner of Alliance, Richard S. Schneider, a member of our board of directors, is a General Partner of One Palmer Square Associates III, L.P., the General Partner of Domain Partners III, L.P. and DP III Associates, L.P., and was a Managing Member of Domain Associates, L.L.C. until 1998, and Vijay K. Lathi, a member of our board of directors, is an associate with Sprout.

     In July 1999, we entered into a sublease agreement with ATV Management Corp. for certain office space that, unless otherwise extended, will expire in July 2002. Michael A. Henos, Chairman of our board of directors, is the President and sole shareholder of ATV Management. The agreement provides for monthly lease payments of approximately $6,200 to us from ATV Management. This monthly lease payment is substantially equivalent to our monthly lease payment for equivalent space. To date, we have received approximately $37,200 from ATV Management pursuant to this agreement.

     In April, May and August of 1999, we issued an aggregate of 5,899,999 shares of Series C convertible preferred stock at a price of $3.00 per share. Investors in this financing included 5% shareholders Alliance, Domain and Sprout, and their related entities, referred to above.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of January 31, 2000 and as adjusted to reflect the sale of common stock offered hereby for:

          - each person who is known by us to beneficially own more than 5% of our common stock;

          - our Chief Executive Officer and each of our Named Executive
            Officers;

          - each of our directors; and

          - all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons and entities named in the table below have sole voting and sole investment power with respect to the shares set forth opposite such person's or entity's name.

     The percentage of beneficial ownership before the offering is based on 16,186,380 shares, consisting of 2,542,543 shares of common stock outstanding as of January 31, 2000, and 13,643,837 shares issuable upon conversion of preferred stock. The percentage of beneficial ownership after the offering is based on shares, including the shares to be sold in this offering. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of January 31, 2000 are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. The post-offering ownership percentages in the table below do not take into account any exercise of the underwriters' over-allotment option. Unless otherwise indicated, the address for each of the individuals listed in the table is c/o AtheroGenics, Inc., 8995 Westside Parkway, Alpharetta, Georgia 30004.

                                                                              PERCENT BENEFICIALLY
                                                                                      OWNED
                                                                              ---------------------
                                                                 SHARES        BEFORE       AFTER
                                                              BENEFICIALLY       THE         THE
BENEFICIAL OWNER                                                 OWNED        OFFERING    OFFERING
----------------                                              ------------    ---------   ---------
Entities affiliated with Alliance Technology Ventures,
  L.P. .....................................................   2,735,008(1)     16.8%
  8995 Westside Parkway
  Suite 200
  Alpharetta, Georgia 30004
William Blair Capital Partners VI, L.P. ....................   2,666,667        16.5%
  232 West Adams Street
  Chicago, Illinois 60606
Entities affiliated with Sprout Capital, VII, L.P...........   1,709,212(2)     10.5%
  3000 Sand Hill Road
  Building 4, Suite 270
  Menlo Park, California 94025
Entities affiliated with Domain Associates, L.L.C...........   1,655,557(3)     10.2%
  One Palmer Square
  Suite 515
  Princeton, New Jersey 08542
Michael A. Henos............................................   2,891,008(4)     17.7%
Arda Minocherhomjee, Ph.D. .................................   2,678,667(5)     16.5%
Richard S. Schneider, Ph.D. ................................   1,524,557(6)      9.4%
Russell M. Medford, M.D., Ph.D. ............................     805,900(7)      4.9%
R. Wayne Alexander, M.D., Ph.D. ............................     798,900(8)      4.9%
T. Forcht Dagi, M.D. .......................................     678,666(9)      4.2%
Arthur M. Pappas............................................     125,301(10)       *

                                                                              PERCENT BENEFICIALLY
                                                                                      OWNED
                                                                              ---------------------
                                                                 SHARES        BEFORE       AFTER
                                                              BENEFICIALLY       THE         THE
BENEFICIAL OWNER                                                 OWNED        OFFERING    OFFERING
----------------                                              ------------    ---------   ---------
Uday Saxena, Ph.D...........................................      95,800(11)       *
Mitchell Glass, M.D.........................................      77,800(11)       *
Vaughn D. Bryson............................................      61,032(12)       *
William A. Scott, Ph.D......................................      41,000(11)       *
Mark P. Colonnese...........................................      34,800(11)       *
Don Kirksey, Ph.D...........................................      31,000(11)       *
Vijay K. Lathi..............................................      12,000(11)       *
All directors and executive officers as a group (14
  persons)..................................................   9,856,431        57.5%

---------------

  *  Less than one percent (1%) of outstanding shares.
 (1) Includes 1,997,131 shares owned and 92,748 shares subject to warrants exercisable within 60 days by Alliance Technology Ventures, L.P., 457,293 shares owned and 25,718 shares subject to warrants exercisable within 60 days by ATV/GP Parallel Fund, L.P., and 155,090 shares owned and 7,028 shares subject to warrants exercisable within 60 days by ATV/MFJ Parallel Fund, L.P.
 (2) Includes 1,424,388 shares owned and 62,468 shares subject to warrants exercisable within 60 days by Sprout Capital VII; L.P.; 16,525 shares owned and 726 shares subject to warrants exercisable within 60 days by Sprout CEO Fund, L.P., 163,740 shares owned and 7,182 shares subject to warrants exercisable within 60 days by DLJ First ESC, L.P.; and 32,747 shares owned and 1,436 shares subject to warrants exercisable within 60 days by DLJ Capital Corp.
 (3) Includes 46,443 shares owned and 2,230 shares subject to warrants exercisable within 60 days by DP III Associates, L.P.; 1,342,446 shares owned and 64,438 shares subject to warrants exercisable within 60 days by Domain Partners III, L.P.; and 200,000 shares owned by Domain Associates, L.L.C. The shares indicated do not include 906,038 shares owned or 47,874 shares subject to warrants exercisable within 60 days by Biotechnology Investments Limited and its nominee, Old Court Limited, for whom Domain Associates serves as U.S. venture capital adviser and with respect to whose shares Domain Associates has no voting or investment power.
 (4) Includes 2,609,514 shares owned and 125,494 shares subject to warrants exercisable within 60 days by entities affiliated with Alliance Technology Ventures, L.P. Alliance is a limited partnership of which Mr. Henos is managing general partner. Because Mr. Henos shares voting and investment power over the shares owned by Alliance, he is deemed to be the indirect beneficial owner of those shares. The shares indicated also include 46,000 shares subject to options exercisable by Mr. Henos within 60 days.
 (5) Includes 2,666,667 shares owned by William Blair Capital Partners VI, L.P. Dr. Minocherhomjee is Managing Director of William Blair Capital Partners, LLC, which is the general partner of William Blair Capital Partners VI, L.P. Because Dr. Minocherhomjee shares voting and investment power over the shares owned by William Blair Capital Partners VI, L.P., Dr. Minocherhomjee is deemed the indirect beneficial owner of those shares. Also includes 12,000 shares subject to options exercisable by Dr. Minocherhomjee within 60 days.
 (6) Includes 46,443 shares owned and 2,230 shares subject to warrants exercisable within 60 days by DP III Associates, L.P.; 1,342,446 shares owned and 64,438 shares subject to warrants exercisable within 60 days by Domain Partners III, L.P.; and 48,000 shares held in the name of Domain Associates, L.L.C. as nominee for Dr. Schneider. Dr. Schneider is a general partner of One Palmer Square Associates III, L.P., the general partner of Domain Partners III, L.P. and DP III Associates, L.P. Because Dr. Schneider shares voting and investment power over the shares owned by DP III Associates and Domain Partners III, he is deemed to be the indirect beneficial owner of those shares. Dr. Schneider disclaims beneficial ownership of those shares except to the extent of his proportionate interest in them. The shares indicated also include 21,000 shares subject to options exercisable by Dr. Schneider within 60 days.
 (7) Includes 150,000 shares subject to options exercisable within 60 days.

 (8) Includes 139,000 shares subject to options exercisable within 60 days.
 (9) Includes 666,666 shares owned by Cordova Technology Partners, L.P. Cordova is a limited partnership of which Dr. Dagi is both a limited and general partner. Because Dr. Dagi has voting and investment power over the shares owned by Cordova, Dr. Dagi is deemed to be an indirect beneficial owner of those shares. Also includes 12,000 shares subject to options exercisable within 60 days.
(10) Includes 36,000 shares subject to options exercisable within 60 days and 2,000 shares subject to warrants exercisable within 60 days.
(11) All of the shares indicated are subject to options exercisable within 60 days.
(12) Includes 46,496 shares subject to options exercisable within 60 days and 718 shares subject to warrants exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our Fourth Amended and Restated Articles of Incorporation, which will become effective immediately prior to the closing of this offering, authorizes the issuance of up to 100 million shares of common stock, no par value, and five million shares of preferred stock, no par value, the rights and preferences of which may be established from time to time by our board of directors. As of February 18, 2000, 2,542,543 shares of common stock were issued and outstanding and 13,643,837 shares of preferred stock convertible into the same number of shares of common stock immediately prior to the completion of this offering were issued and outstanding. As of February 18, 2000, we had 36 common shareholders of record.

     Immediately after the closing of this offering, we will have shares of common stock outstanding, assuming no exercise of options to acquire additional shares of common stock or warrants to purchase additional shares of common stock that are outstanding as of the date of this prospectus.

     The description set forth below gives effect to the filing of the Fourth Amended and Restated Articles of Incorporation and the adoption of the Third Amended and Restated Bylaws. The following summary is qualified in its entirety by reference to our Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

     Holders of our common stock have unlimited voting rights. Each shareholder is entitled to one vote for each share on all matters to be voted upon by the shareholders. There are no cumulative voting rights and no preemptive or conversion rights. There are no redemption or sinking fund provisions available to the common stock. Holders of our common stock are entitled to receive dividends share for share on a pro rata basis when, as and if declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of AtheroGenics, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities of AtheroGenics.

PREFERRED STOCK

     Our board of directors is authorized, subject to any limitations prescribed by law, without shareholder approval, to issue from time to time up to an aggregate of five million shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as shall be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. As of the consummation of the offering, we will have no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

WARRANTS

     We have issued and outstanding warrants to purchase an aggregate of 467,503 shares of our capital stock. In February 1996 and October 1997 we issued to Phoenix Leasing Incorporated warrants to purchase 12,500 shares of Series B convertible preferred stock at an exercise price of $3.00 per share, which are exercisable for five years following this offering. Prior to this offering, these warrants will convert into the right to purchase 12,500 shares of common stock. In July 1998, we issued to Cousins Properties, Inc. a warrant to purchase 50,000 shares of Series B-1 convertible preferred stock at an exercise price of

$5.00 per share, which is exercisable until January 2009. Prior to this offering, this warrant will convert into the right to purchase 50,000 shares of common stock. In August 1998, we issued to certain investors warrants to purchase 200,001 shares of Series B convertible preferred stock at an exercise price of $3.00 per share, which are exercisable until August 19, 2008. Prior to this offering, these warrants will convert into the right to purchase 200,001 shares of common stock. In April 1999, we issued to certain investors warrants to purchase 205,002 shares of Series C convertible preferred stock at an exercise price of $3.00 per share, which are exercisable until December 31, 2008. Prior to this offering, these warrants will convert into the right to purchase 205,002 shares of common stock.

REGISTRATION RIGHTS

     Demand Registration. According to the terms of the Amended and Restated Master Rights Agreement dated as of October 31, 1995, as amended, beginning 180 days after the closing of this offering the holders of 13,643,837 shares of common stock and warrants to acquire 417,503 additional shares of common stock have the right to require us to effect a registration of their stock on Form S-1, Form S-2, Form SB-1 or Form SB-2 so that those shares may be resold to the public. To demand a registration, the holders having such registration rights must propose to dispose of at least 20% of the common stock subject to registration or the anticipated aggregate offering price must be at least $15,000,000. If such a request is made, then the Company must use its best efforts to effect the registration. We only have to file two registration statements requested in this manner.

     In addition, the holders of common stock having registration rights may require us to effect a registration of their stock of Form S-3 at any time that we are eligible to file a registration on that form if those shareholders making the request propose to dispose of at least $1,000,000 in the offering.

     We may delay filing a demand registration if the statement would become effective within 180 days of an underwritten registration statement filed by us. We may also defer the filing of a demand registration for a period of up to 90 days once in any 12-month period.

     Piggyback Registration. In addition, if we register in an underwritten offering any securities for public sale, other than a registration relating solely to employee benefit plans, a registration relating solely to a Rule 145 transaction, or a registration on any form that does not include substantially the same information as would be required in a registration statement covering secondary sales of stock, holders of demand registration rights will have the right to include their shares in the registration statement.

     Piggyback registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear the expenses of all registrations, except underwriting discounts and commissions. The Master Rights Agreement also contains our commitment to indemnify the holders of registration rights for losses attributable to statements or omissions by us incurred in connection with registrations under the agreement.

EFFECTS OF CERTAIN PROVISIONS OF OUR ARTICLES OF INCORPORATION, BYLAWS AND GEORGIA LAW

     Classified Board and Removal of Directors. Our Articles of Incorporation provide for our board of directors to be elected initially to staggered one, two and three year terms and, thereafter, for three year terms. In addition, members of our board of directors may only be removed for cause, which requires the affirmative vote of the holders of at least 75% of the outstanding shares of our common stock. The classification of directors, together with the limitation on the removal of directors, has the effect of making it more difficult for shareholders to change the composition of our board of directors.

     Shareholder Action; Special Meeting of Shareholders. Our shareholders may not take action, outside of a duly called annual or special meeting, by less than unanimous consent. Our bylaws further provide that special meetings of our shareholders may be called only upon the request of the holders of not less than 75% of the shares then outstanding and entitled to vote.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that any shareholder proposals or director nominations must be provided to us in writing at least 60 days before the date of an annual such meeting of shareholders or, in the case of a special meeting of shareholders, at least 60 days prior to such meeting or the tenth day following the day on which public announcement is made of the date of the meeting. Our bylaws also specify requirements as to form and content of a shareholder's notice. Such provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting.

     Anti-takeover Provisions and Georgia Law. The Georgia Business Corporation Code, or Georgia Code, generally restricts a corporation from entering into certain business combinations with an interested shareholder, which is defined as any person or entity that is the beneficial owner of at least 10% of a company's voting stock, or its affiliates, for a period of five years after the date on which the shareholder became an interested shareholder, unless:

     - the transaction is approved by the board of directors of the corporation prior to the date the person became an interested shareholder;

     - the interested shareholder acquires 90% of the corporation's voting stock in the same transaction in which it exceeds 10%; or

     - subsequent to becoming an interested shareholder, the shareholder acquires 90% of the corporation's voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the transaction.

     The fair price provisions of the Georgia Code further restrict business combination transactions with 10% shareholders. These provisions require that the consideration paid for stock acquired in the business combination must meet specified tests that are designed to ensure that shareholders receive at least fair market value for their shares in the business combination.

     The interested shareholder and fair price provisions of the Georgia Code do not apply to a corporation unless the bylaws of the corporation specifically provide that these provisions are applicable to the corporation. We have elected to be covered by these provisions in our bylaws, provided, however, that, notwithstanding anything to the contrary in the provisions, the provisions shall not apply to any business combination with (1) any shareholder who was an interested shareholder as of the date we adopted our bylaws or (2) any person or entity that is at the time of such business combination wholly owned by such interested shareholder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is                .

LISTING

     We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "AGIX."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for the common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. As described below, shares currently outstanding will be available for sale immediately after this offering.

SALES OF RESTRICTED SECURITIES

     Upon completion of this offering, we will have outstanding shares of common stock, based upon shares outstanding as of February 18, 2000, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants that do not expire prior to completion of this offering. Of these shares, the shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act.
The remaining                shares of common stock held by existing
shareholders are "restricted shares" as defined in Rule 144. All of these restricted shares are subject to lock-up agreements providing that for a period of 180 days after the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, the shareholder will not offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock owned as of the date of this prospectus or acquired directly from us by the shareholder or with respect to which they have or may acquire the power of disposition, other than transfers by individual shareholders to family members or trusts or other legal entities for the benefit of family members, charitable organizations, or other legal entities over which such individual shareholder maintains control over the disposition and voting of such shares; or by non-individual shareholders to equity owners of that entity provided that such equity owners maintain control over the disposition and voting of such shares. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be resellable until 181 days after the date of this prospectus. SG Cowen Securities Corporation may, in its sole discretion, and at any time without notice, release all or any portion of the restricted shares subject to lock-up agreements.

     Beginning 181 days after the date of this prospectus, approximately restricted shares will be eligible for sale in the public market. All of these shares are subject to volume limitations under Rule 144, except shares eligible for sale under Rule 144(k) and shares eligible for sale under Rule 701, subject in some cases to repurchase rights of us.

     In addition, as of February 18, 2000, there were outstanding warrants to purchase 467,503 shares of common stock.

     Rule 144. In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1.0% of the number of shares of common stock then outstanding, which will
       equal approximately                shares immediately after this
       offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701. Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule
144. Any employee, officer or director of or consultant to us who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their Rule 701 shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their Rule 701 shares. However, certain Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or the receipt of the written consent of SG Cowen Securities Corporation more than 90 days after the date of this prospectus.

     After this offering, we intend to file a registration statement on Form S-8 registering shares of common stock subject to outstanding options or reserved for future issuance under our benefit plans. As of February 18, 2000, options to purchase a total of 2,998,325 shares were outstanding and 1,049,578 shares were reserved for future issuance under our benefit plans. Any shares of common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates or subject to lock-up agreements, will be available for immediate resale in the open market following the effectiveness of such registration statement.

LOCK-UP AGREEMENTS

     We, all of our executive officers and directors, all principal shareholders and other existing shareholders who, upon the closing of this offering, will
beneficially own an aggregate of                outstanding shares of common
stock, together with holders of options to purchase                shares of
common stock and holders of warrants to purchase                shares of common
stock, have agreed that for a period of 180 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, they will not:

     - directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, other than by operation of law, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, including, without limitation, common stock which may be deemed to be beneficially owned in accordance with the rules and regulations promulgated under the Securities Act; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

Notwithstanding the foregoing, our shareholders who have agreed to sign the lock-up agreement have the right, without the prior written consent of SG Cowen Securities Corporation, to transfer shares held by individual shareholders to family members, trusts, charitable organizations, or other legal entities over which such individual shareholder maintains control over the disposition and voting of such shares; or by non-individual shareholders to equity owners of that entity provided that such equity owners maintain control over the disposition and voting of such shares.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement dated
          , 2000, the underwriters named below, through their representatives SG Cowen Securities Corporation, Chase Securities Inc., Adams, Harkness & Hill, Inc. and A.G. Edwards & Sons, Inc. have severally agreed to purchase from us the number of shares of common stock set forth opposite their names at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
SG Cowen Securities Corporation.............................
Chase Securities Inc........................................
Adams, Harkness & Hill, Inc.................................
A.G. Edwards & Sons, Inc....................................
                                                              --------
          Total.............................................
                                                              ========

     The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the common stock to be offered by us if any shares are purchased, other than those covered by the over-allotment option described below.

     At our request, the underwriters have reserved up to 10% of the shares of common stock for sale at the initial public offering price to our employees, friends and family members of our employees and employees of companies with which we do business. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the shares sold hereby.

     The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to securities dealers at that price less
a concession not in excess of $          per share. Securities dealers may
reallow a concession not in excess of $          per share to other dealers.
After the shares of the common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

     We have granted to the underwriters an option to purchase up to an
aggregate of                additional shares of common stock at the public
offering price set forth on the cover of this prospectus to cover over-allotments, if any. The option is exercisable for a period of 30 days. If the underwriters exercise the over-allotment option, the underwriters have severally agreed to purchase shares in approximately the same proportion as shown in the tables above.

     The following table shows the per share and total public offering price, the underwriting discount to be paid by us to the underwriters and the proceeds from the sale of shares to the underwriters before our expenses. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                     WITHOUT      WITH
                                                         PER SHARE    OPTION     OPTION
                                                         ---------   --------   --------
Public offering price..................................
Underwriting discount..................................
Proceeds, before expenses, to AtheroGenics.............

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

     We, our directors and executive officers, all principal shareholders and
other existing shareholders who hold an aggregate of                shares,
together with holders of options to purchase                shares of common
stock and holders of warrants to purchase                shares of common stock,
have agreed, subject to certain limited exceptions, that for a period of 180 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation, not to directly or indirectly, offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, other than by operation of law, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, including, without limitation, common stock which may be deemed to be beneficially owned in accordance with rules and regulations promulgated under the Securities Act.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The underwriters have advised us that they do not intend to confirm sales in excess of 5% of the common stock offered hereby to any account over which they exercise discretionary authority.

     Prior to this offering, there has been no public market for the common stock. Consequently, the initial public offering price range will be determined by negotiations between us and the underwriters. Among the factors considered in these negotiations will be prevailing market conditions, the market capitalizations and the stages of development of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, our results of operation in recent periods, the present state of our development and other factors deemed relevant.

     We estimate that our out of pocket expenses for this offering, not
including the underwriting discount, will be approximately $          .

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Long Aldridge & Norman LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriters by Brown & Wood LLP, New York, New York. As of the date of this prospectus, Long Aldridge & Norman LLP is the beneficial owner of 33,332 shares of our common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     King & Spalding is our patent counsel. The statements in this prospectus under the captions "Our failure to adequately protect or enforce our intellectual property rights or secure rights to third party patents could materially adversely affect our proprietary position in the marketplace or prevent the commercialization of our products" in the risk factors section, and "Patents and Intellectual Property" in the business section have been reviewed and approved by King & Spalding, as experts in such matters. We have included these statements in reliance upon that review and approval.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered buy this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or document.

     You may read and copy all or any portion of the registration statement and the exhibits at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplication fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. Also, the SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the SEC. These periodic reports, proxy and information statements and other information will be available for inspection and copying at the public reference facilities, regional offices and SEC's website referred to above.

                               ATHEROGENICS, INC.

                          AUDITED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                    CONTENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Audited Financial Statements
  Balance Sheets............................................  F-3
  Statements of Operations..................................  F-4
  Statements of Redeemable Convertible Preferred Stock
     and Common Shareholders' Deficit.......................  F-5
  Statements of Cash Flows..................................  F-6
  Notes to Financial Statements.............................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
AtheroGenics, Inc.

     We have audited the accompanying balance sheets of AtheroGenics, Inc. as of December 31, 1998 and 1999, and the related statements of operations, redeemable convertible preferred stock and common shareholders' deficit and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AtheroGenics, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

                                          /s/ Ernst & Young LLP

Atlanta, Georgia
February 18, 2000

                               ATHEROGENICS, INC.

                                 BALANCE SHEETS

                                                                                               PRO FORMA COMMON
                                                                     DECEMBER 31,            SHAREHOLDERS' EQUITY
                                                              ---------------------------             AT
                                                                  1998           1999         DECEMBER 31, 1999
                                                              ------------   ------------   ----------------------
                                                                                                 (UNAUDITED)
                                                      ASSETS
Current assets:
  Cash and cash equivalents.................................  $  3,683,423   $ 13,409,450
  Unbilled receivables......................................            --        791,653
  Interest and other receivables............................        62,160         32,708
  Reimbursable expenditures under operating lease...........     1,153,440             --
  Prepaid expenses..........................................        43,422         56,911
                                                              ------------   ------------
        Total current assets................................     4,942,445     14,290,722
Equipment and leasehold improvements:
  Leasehold improvements....................................       369,627      1,137,868
  Lab equipment.............................................       796,683        904,599
  Computer and office equipment.............................        54,701        168,899
  Construction in progress..................................            --        124,730
                                                              ------------   ------------
                                                                 1,221,011      2,336,096
  Less accumulated depreciation and amortization............       821,640      1,101,463
                                                              ------------   ------------
                                                                   399,371      1,234,633
Long-term note receivable...................................            --        191,859
                                                              ------------   ------------
        Total assets........................................  $  5,341,816   $ 15,717,214
                                                              ============   ============
                               LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                        AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $  1,449,553   $    679,142
  Accrued liabilities.......................................        46,755        285,600
  Accrued development costs.................................     1,291,514        240,000
  Accrued interest..........................................       215,753             --
  Current portion of capitalized lease obligation...........       198,236        101,408
  Bridge loan...............................................     6,000,000             --
                                                              ------------   ------------
        Total current liabilities...........................     9,201,811      1,306,150
Long-term portion of capitalized lease obligation...........       163,262         61,854
Redeemable convertible preferred stock:
  Series A, $1 par and liquidation value:
  Authorized -- 1,000,000 shares; issued and
    outstanding -- 1,000,000 shares (none pro forma)........     1,000,000      1,000,000        $         --
  Series B, $3 par and liquidation value:
  Authorized -- 4,804,382 shares; issued and
    outstanding -- 4,586,815 shares (none pro forma)........    13,704,499     13,704,499                  --
  Series C, $3 par and liquidation value:
  Authorized -- 8,500,000 shares; issued and
    outstanding -- 8,057,022 shares at December 31, 1999
    (none pro forma)........................................            --     24,006,992                  --
  Series B-1, $5 par and liquidation value:
  Authorized 50,000 shares (none outstanding)...............            --             --                  --
  Preferred stock warrants..................................       246,125        481,875                  --
Common shareholders' equity (deficit):
  Common stock, no par value:
  Authorized -- 21,100,000 shares; issued and
    outstanding -- 2,410,375 and 2,536,543 shares at
    December 31, 1998 and 1999, respectively (16,180,380
    shares pro forma).......................................       281,751      2,209,962          40,921,453
  Warrants..................................................            --             --             481,875
  Deferred stock compensation...............................            --     (1,809,680)         (1,809,680)
  Accumulated deficit.......................................   (19,255,632)   (25,244,438)        (25,244,438)
                                                              ------------   ------------        ------------
        Total common shareholders' equity (deficit).........   (18,973,881)   (24,844,156)         14,349,210
                                                              ------------   ------------
        Total liabilities, redeemable convertible preferred
          stock and shareholders' deficit...................  $  5,341,816   $ 15,717,214
                                                              ============   ============

   The accompanying notes are an integral part of these financial statements.

                               ATHEROGENICS, INC.

                            STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                            1997           1998          1999
                                                         -----------   ------------   -----------
Revenues:
  License fees.........................................  $        --   $         --   $ 5,000,000
  Research and development.............................           --             --       791,653
                                                         -----------   ------------   -----------
          Total revenues...............................           --             --     5,791,653
Operating expenses:
  Research and development.............................    4,656,478      8,954,904     9,041,345
  General and administrative...........................      988,230      1,573,807     2,593,017
  Amortization of deferred stock compensation..........           --             --        85,480
                                                         -----------   ------------   -----------
          Total operating expenses.....................    5,644,708     10,528,711    11,719,842
                                                         -----------   ------------   -----------
Operating loss.........................................   (5,644,708)   (10,528,711)   (5,928,189)
Net interest income (expense)..........................      485,392       (205,130)      (60,617)
                                                         -----------   ------------   -----------
Net loss...............................................  $(5,159,316)  $(10,733,841)  $(5,988,806)
                                                         ===========   ============   ===========
Net loss per share -- basic and diluted................  $     (2.25)  $      (4.45)  $     (2.45)
                                                         ===========   ============   ===========
Weighted average shares outstanding -- basic and
  diluted..............................................    2,292,966      2,409,948     2,443,237
                                                         ===========   ============   ===========

   The accompanying notes are an integral part of these financial statements.

                               ATHEROGENICS, INC.

 STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND COMMON SHAREHOLDERS'
                                    DEFICIT

                                                                    REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                            --------------------------------------------------------------------------------------
                                                   SERIES A                 SERIES B                  SERIES C           PREFERRED
                                            ----------------------   -----------------------   -----------------------     STOCK
                                             SHARES       AMOUNT      SHARES       AMOUNT       SHARES       AMOUNT      WARRANTS
                                            ---------   ----------   ---------   -----------   ---------   -----------   ---------
BALANCE AT JANUARY 1, 1997                  1,000,000   $1,000,000   4,570,149   $13,654,501          --   $        --   $    103
Issuance of stock for exercise of stock
 options at $.10 to $.30 per share........         --           --          --            --          --            --         --
Issuance of warrants in relation to
 capital lease............................         --           --          --            --          --            --         22
Issuance of stock options for consulting
 services at fair value of $.08 per
 share....................................         --           --          --            --          --            --         --
Net loss..................................         --           --          --            --          --            --         --
                                            ---------   ----------   ---------   -----------   ---------   -----------   --------
BALANCE AT DECEMBER 31, 1997                1,000,000    1,000,000   4,570,149    13,654,501          --            --        125
Issuance stock for exercise of stock
 options at $.30 per share................         --           --          --            --          --            --         --
Issuance of 50,000 Series B-1 convertible
 preferred stock warrant in relation to
 building agreement.......................         --           --          --            --          --            --      4,000
Issuance of 200,001 Series B convertible
 preferred stock warrants in relation to
 bridge loan agreement....................         --           --          --            --          --            --    242,000
Issuance of stock for legal services at $3
 per share................................         --           --      16,666        49,998          --            --         --
Net loss..................................         --           --          --            --          --            --         --
                                            ---------   ----------   ---------   -----------   ---------   -----------   --------
BALANCE AT DECEMBER 31, 1998..............  1,000,000    1,000,000   4,586,815    13,704,499          --            --    246,125
Issuance of stock for exercise of stock
 options at $.10 to $.30 per share........         --           --          --            --          --            --         --
Issuance of stock at $3 per share, net of
 issuance cost of $164,074................         --           --          --            --   5,899,999    17,535,923         --
Issuance of 205,002 Series C convertible
 preferred stock warrants in relation to
 extension of bridge loan agreement.......         --           --          --            --          --            --    235,750
Issuance of stock for the conversion of
 the bridge loan and accrued interest at
 $3 per share.............................         --           --          --            --   2,140,357     6,421,071         --
Issuance of stock for legal services at $3
 per share................................         --           --          --            --      16,666        49,998         --
Deferred stock compensation related to
 stock option grants......................         --           --          --            --          --            --         --
Amortization of deferred stock
 compensation.............................         --           --          --            --          --            --         --
Net loss..................................         --           --          --            --          --            --         --
                                            ---------   ----------   ---------   -----------   ---------   -----------   --------
BALANCE AT DECEMBER 31, 1999..............  1,000,000   $1,000,000   4,586,815   $13,704,499   8,057,022   $24,006,992   $481,875
                                            =========   ==========   =========   ===========   =========   ===========   ========

                                                                 COMMON SHAREHOLDERS' DEFICIT
                                            ----------------------------------------------------------------------
                                                 COMMON STOCK                                        TOTAL COMMON
                                            ----------------------   DEFERRED STOCK   ACCUMULATED    SHAREHOLDERS'
                                             SHARES       AMOUNT      COMPENSATION      DEFICIT         DEFICIT
                                            ---------   ----------   --------------   ------------   -------------
BALANCE AT JANUARY 1, 1997                  2,287,946   $  244,822    $        --     $ (3,362,475)  $ (3,117,653)
Issuance of stock for exercise of stock
 options at $.10 to $.30 per share........    121,084       12,325             --               --         12,325
Issuance of warrants in relation to
 capital lease............................         --           --             --               --             --
Issuance of stock options for consulting
 services at fair value of $.08 per
 share....................................         --       24,200             --               --         24,200
Net loss..................................         --           --             --       (5,159,316)    (5,159,316)
                                            ---------   ----------    -----------     ------------   ------------
BALANCE AT DECEMBER 31, 1997                2,409,030      281,347             --       (8,521,791)    (8,240,444)
Issuance stock for exercise of stock
 options at $.30 per share................      1,345          404             --               --            404
Issuance of 50,000 Series B-1 convertible
 preferred stock warrant in relation to
 building agreement.......................         --           --             --               --             --
Issuance of 200,001 Series B convertible
 preferred stock warrants in relation to
 bridge loan agreement....................         --           --             --               --             --
Issuance of stock for legal services at $3
 per share................................         --           --             --               --             --
Net loss..................................                      --             --      (10,733,841)   (10,733,841)
                                            ---------   ----------    -----------     ------------   ------------
BALANCE AT DECEMBER 31, 1998..............  2,410,375      281,751             --      (19,255,632)   (18,973,881)
Issuance of stock for exercise of stock
 options at $.10 to $.30 per share........    126,168       33,051             --               --         33,051
Issuance of stock at $3 per share, net of
 issuance cost of $164,074................         --           --             --               --             --
Issuance of 205,002 Series C convertible
 preferred stock warrants in relation to
 extension of bridge loan agreement.......         --           --             --               --             --
Issuance of stock for the conversion of
 the bridge loan and accrued interest at
 $3 per share.............................         --           --             --               --             --
Issuance of stock for legal services at $3
 per share................................         --           --             --               --             --
Deferred stock compensation related to
 stock option grants......................         --    1,895,160     (1,895,160)              --             --
Amortization of deferred stock
 compensation.............................         --           --         85,480               --         85,480
Net loss..................................         --           --             --       (5,988,806)    (5,988,806)
                                            ---------   ----------    -----------     ------------   ------------
BALANCE AT DECEMBER 31, 1999..............  2,536,543   $2,209,962    $(1,809,680)    $(25,244,438)  $(24,844,156)
                                            =========   ==========    ===========     ============   ============

   The accompanying notes are an integral part of these financial statements.

                               ATHEROGENICS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                            1997           1998          1999
                                                         -----------   ------------   -----------
OPERATING ACTIVITIES
Net loss...............................................  $(5,159,316)  $(10,733,841)  $(5,988,806)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization........................      186,055        250,095       279,823
  Amortization of deferred stock compensation..........           --             --        85,480
  Amortization of debt discount........................           --        242,000       235,750
  Stock issued for services............................       24,200         49,998        49,998
  Stock issued for interest............................           --             --       271,071
  Changes in operating assets and liabilities:
     Interest and other receivables....................       20,073     (1,181,362)      991,033
     Unbilled receivable...............................           --             --      (791,653)
     Prepaid expenses..................................      (37,134)        22,892       (13,489)
     Accounts payable..................................      706,167        693,404      (770,411)
     Accrued liabilities...............................           --      1,554,022    (1,028,422)
                                                         -----------   ------------   -----------
          Net cash used in operating activities........   (4,259,955)    (9,102,792)   (6,679,626)
INVESTING ACTIVITIES
Purchases of equipment and leasehold improvements......     (295,284)       (62,586)   (1,115,085)
                                                         -----------   ------------   -----------
          Net cash used in investing activities........     (295,284)       (62,586)   (1,115,085)
FINANCING ACTIVITIES
Proceeds of capital lease..............................      192,872         99,984            --
Payments on capital lease..............................     (128,758)      (180,951)     (198,236)
Proceeds from the issuance of preferred stock, Series
  C....................................................           --             --    17,535,923
Proceeds from the issuance of preferred stock
  warrants.............................................           22        246,000            --
Proceeds from the issuance of common stock.............       12,325            404        33,051
Proceeds from bridge loan financing, net of warrants...           --      5,758,000       150,000
                                                         -----------   ------------   -----------
          Net cash provided by financing activities....       76,461      5,923,437    17,520,738
                                                         -----------   ------------   -----------
Increase (decrease) in cash and cash equivalents.......   (4,478,778)    (3,241,941)    9,726,027
Cash and cash equivalents at beginning of year.........   11,404,142      6,925,364     3,683,423
                                                         -----------   ------------   -----------
Cash and cash equivalents at end of year...............  $ 6,925,364   $  3,683,423   $13,409,450
                                                         ===========   ============   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Interest paid..........................................  $    40,567   $     32,622   $    28,317
Conversion of bridge loan and accrued interest to
  preferred stock......................................           --             --     6,421,071
Warrants issued for extension of bridge loan...........           --             --       235,750

   The accompanying notes are an integral part of these financial statements.

                               ATHEROGENICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

     AtheroGenics, Inc. (the "Company") was incorporated on November 23, 1993 (date of inception) in the State of Georgia to focus on the discovery, development and commercialization of novel small molecule therapeutics for the treatment of chronic inflammatory diseases, such as atherosclerosis, asthma, and arthritis. Prior to 1999, the Company's operations were focused on organizational activities, obtaining financing, recruiting personnel and conducting research and development; therefore, through 1998, the Company was considered to be a development stage company for financial reporting purposes.

 Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     The Company's cash equivalents consist primarily of money market accounts on deposit with several financial institutions and the carrying amounts reported in the balance sheets approximate their fair value.

     At December 31, 1999, $5,489,334, $5,662,567, and $1,915,026 of cash and cash equivalents were on deposit at three individual financial institutions.

  Equipment and Leasehold Improvements

     Equipment and leasehold improvements are stated at cost. Depreciation of computer and lab equipment is computed using the straight-line method over the estimated useful lives of three and five years, respectively. Amortization of leasehold improvements is recorded over the shorter of: (a) the estimated useful lives of the related assets; or (b) the lease term.

  Revenue Recognition

     License fees are recorded upon receipt when the related license agreements specify that no further efforts or obligations are required of the Company. Revenues under research and development arrangements are recognized as earned under the terms of the related agreements (see Note 2).

  Research and Development and Patent Costs

     Research and development costs, including all clinical trial expenses and expenditures related to obtaining patents, are charged to expense when incurred.

  Stock-Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued To Employees" ("APB 25"), in accounting for its stock-based employee compensation plans, rather than the alternative fair value accounting method provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options.

                               ATHEROGENICS, INC.

  Income Taxes

     The liability method is used in accounting for income taxes; deferred income assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are anticipated to reverse.

2. LICENSE AGREEMENT

     On October 22, 1999 the Company entered into an exclusive license agreement (the "Agreement"), consisting of contracts with each of Schering Corporation and Schering-Plough Ltd. (collectively, "Schering-Plough"). The Agreement provides for license fees and milestone payments to be made by Schering-Plough to the Company which could reach up to $189,000,000, excluding royalties and development costs.

     In November 1999 the Company received a $5,000,000 non-refundable license fee for the exclusive worldwide license to patent rights and licensor know-how held by the Company. Under the Agreement, the Company granted to Schering-Plough rights to develop, make, have made, import, export, use, distribute, market, promote, offer for sale and sell AGI 1067, the Company's lead product candidate, and specified compounds.

     The Agreement provides for payments to the Company by Schering-Plough related to development and sales milestones. Development milestone payments to the Company will be based on the successful achievement by Schering-Plough of certain trials and regulatory approvals. Sales milestone payments shall be based on the achievement of certain sales levels of licensed product by Schering-Plough. Schering-Plough is also to make royalty payments to the Company based on licensed product sales, as defined, by Schering-Plough and its affiliates.

     The milestone payments discussed above will be paid to the Company regardless of the Company's involvement, if any, in the development of the licensed product as the related milestones are achieved. The Agreement states that Schering-Plough shall be responsible, at its cost and expense, and in its sole judgment, for all research and development activities necessary to obtain regulatory approval for a licensed product. Schering-Plough may choose to complete the development of the licensed product without additional help from the Company. To the extent that the Company performs additional research and development at Schering-Plough's request, the Company is to be paid for performing such research and development. The Company recognized research and development revenues of $791,653 during 1999 in relation to such requests.

     Either the Company or Schering-Plough shall have the unilateral right to terminate the Agreement at any time (giving 60 days notice to the other party). The Company may also terminate the Agreement if: (a) no licensed product is in clinical trials on a specified date; and/or (b) if a New Drug Application has not been filed with the U.S. Food and Drug Administration by a specified date. Should the Agreement be terminated by either party for any reason other than a breach thereof, all right, title and interest in the licensed product, licensed compounds, licensed patents and regulatory approvals and applications and know-how relating to the preceding shall revert to the Company.

3. NET LOSS PER SHARE

     Net loss per share has been computed according to the SFAS No. 128, "Earnings Per Share" ("SFAS 128"), which requires disclosure of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, shares subject to repurchase, warrants, and convertible securities. Diluted earnings per share includes the impact of potentially dilutive securities. The Company's potentially dilutive securities are antidilutive and, therefore, are not included in the computation of weighted average

                               ATHEROGENICS, INC.

shares used in computing diluted loss per share. Following the guidance given by the Securities and Exchange Commission, common stock and preferred stock that has been issued or granted for nominal consideration prior to the anticipated effective date of the initial public offering must be included in the calculation of basic and diluted net loss per common share as if these shares had been outstanding for all periods presented. The Company has not issued or granted shares for nominal consideration since its formation.

     The following is a reconciliation of the numerator and denominator of basic and diluted net loss per share amounts:

                                                         YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------
                                                    1997           1998          1999
                                                 -----------   ------------   -----------
Basic and diluted:
  Net loss.....................................  $(5,159,316)  $(10,733,841)  $(5,988,806)
                                                 ===========   ============   ===========
  Weighted average shares used in computing
     basic and diluted net loss per share......    2,292,966      2,409,948     2,443,237
                                                 ===========   ============   ===========
  Basic and diluted net loss per share.........  $     (2.25)  $      (4.45)  $     (2.45)
                                                 ===========   ============   ===========
Pro forma basic and diluted:
  Shares used above............................                                 2,443,237
  Pro forma adjustment to reflect weighted
     average effect of assumed conversion of
     preferred stock...........................                                10,268,792
                                                                              -----------
  Pro forma weighted average shares of common
     stock outstanding.........................                                12,712,029
                                                                              ===========
  Basic and diluted pro forma loss per share...                               $      (.47)
                                                                              ===========

     During all periods presented the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive. These outstanding securities consist of the following at the dates indicated:

                                                                DECEMBER 31,
                                                    -------------------------------------
                                                       1997         1998         1999
                                                    ----------   ----------   -----------
Convertible (at one share for one share) preferred
  stock...........................................   5,570,149    5,586,815    13,643,837
Options...........................................   1,089,750    1,235,875     1,785,325
Warrants..........................................      12,500      262,501       467,503
                                                    ----------   ----------   -----------
Total.............................................   6,672,399    7,085,191    15,896,665
                                                    ==========   ==========   ===========
Weighted average exercise price of options per
  share...........................................  $      .26   $      .26   $       .28
                                                    ==========   ==========   ===========
Weighted average exercise price of warrants per
  share...........................................  $     3.00   $     3.38   $      3.21
                                                    ==========   ==========   ===========

4. BRIDGE LOAN

     The Company entered into a $6,000,000 bridge loan agreement on August 24, 1998 with various lenders, under which the Company had an obligation in the form of unsecured promissory notes (some of the lenders are also shareholders of the Company). The initial maturity date was December 31, 1998.

     The Company issued the lenders warrants for 200,001 shares of Series B Redeemable Convertible Preferred Stock. These warrants became exercisable January 1, 1999 for $3.00 per share and expire on August 19, 2008. The warrants have been valued at approximately $1.21 per share based on an

                               ATHEROGENICS, INC.

independent appraisal, and the principal balance of the bridge loan payable has been discounted in an amount equal to such value. Such discount was amortized as additional interest expense over the original term of the bridge loan.

     On February 24, 1999 the bridge loan was increased to $6,150,000. In addition, as an inducement to extend the loan maturity date from December 31, 1998 to April 30, 1999, the Company issued the lenders additional warrants to purchase 205,002 shares of Series C Redeemable Convertible Preferred Stock. These warrants became exercisable April 13, 1999 for $3.00 per share and expire on December 31, 2008. The warrants have been valued at approximately $1.15 per share based on an independent appraisal, and the principal balance of the bridge loan payable has been discounted in an amount equal to such value. Such discount was amortized as additional interest expense over the extended term of the bridge loan.

     Accordingly, 200,001 shares of Series B Redeemable Convertible Preferred Stock and 205,002 shares of Series C Redeemable Convertible Preferred Stock have been reserved for issuance under these warrants.

     On April 13, 1999 the promissory notes were converted to 2,050,000 shares of Series C Redeemable Convertible Preferred Stock. On the date of conversion, accrued interest totaling $382,799 was paid by a combination of $111,728 in cash and the issuance of 90,357 additional shares of Series C Redeemable Convertible Preferred Stock based on the fair market value.

     The weighted average interest rate for the bridge loan for August 24 through December 31, 1998 was 10.1%, and such rate for the period from January 1 through April 13, 1999 was 9.75%.

5. SHAREHOLDERS' EQUITY

  Redeemable Convertible Preferred Stock

     The Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Stock are convertible into common stock at the option of each holder, or automatically upon the completion of an underwritten public offering of the Company's common stock providing net proceeds of at least $15,000,000 or an offering price of at least $7.50 per share, at a conversion rate of one-to-one, which rate is to be adjusted in the event of a subdivision or combination of stock or reorganization, consolidation, merger or sale of the Company. Any outstanding shares of Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Stock are redeemable at the option of the holder on April 15, 2004 and on each subsequent October 15 and April 15 thereafter for the Series C Redeemable Convertible Preferred Stock, at the greater of the fair value of the shares of the Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Stock on that date, or $1.00, $3.00, $5.00 and $3.00 per share, respectively, plus declared and accrued but unpaid dividends. The holders of shares of Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Stock have voting rights equal to the number of shares of common stock into which such preferred shares are then convertible, and the holders of the common shares and each such Series of Redeemable Convertible Preferred Stock are each entitled to elect two members of the Board of Directors. The remaining member of the Board of Directors shall be elected by a plurality of the holders of preferred and common stocks, with each share of preferred having voting rights equal to the number of shares of common stock into which such preferred shares are then convertible. Dividends are payable as declared by the Board of Directors. In the event of liquidation of the Company, the Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Shareholders are entitled to receive, prior to and in preference to the holders of common stock, an amount equal to $1.00, $3.00, $5.00 and $3.00 per share, respectively, plus any declared and accrued but unpaid dividends. In the event that funds are not adequate to pay the stated liquidation prices, the preferred shareholders shall be paid on a pro rata basis.

     On April 13, 1999 the Company authorized 5,000,000 and issued 2,333,333 shares of Series C Redeemable Convertible Preferred Stock for cash at $3.00 per share, net of issuance costs of $58,000. On

                               ATHEROGENICS, INC.

May 11, 1999 the Company authorized the issuance of an additional 2,500,000 shares of Series C Redeemable Convertible Preferred Stock of which 899,999 shares were issued for cash at $3.00 per share, net of issuance costs of $45,000. On August 30, 1999 the Company authorized an additional 1,000,000 and issued 2,666,667 shares of Series C Redeemable Convertible Preferred Stock for cash at $3.00 per share, net of issuance costs of approximately $61,000.

     At December 31, 1999, the Company has reserved a total of 14,111,340 shares of common stock for the conversion of the Series A, Series B, Series B-1 and Series C Redeemable Convertible Preferred Stock and warrants.

  Common Stock

     On January 11, 1995 the Company entered into a license agreement with Emory University (the "License Agreement") under which the Company received the exclusive rights to certain patents as to which key employees of the Company were named as the inventors. In addition, the Company has an option to obtain the exclusive rights to additional patents which are currently pending. In consideration for entering into the License Agreement, the Company paid Emory University a signing fee and will be required to pay royalties upon sales of products utilizing the patented technology, and milestone payments totaling $250,000 upon the occurrence of certain specified events. In addition, the Company agreed to issue Emory University common stock up to specified limits. The Company issued 188,108 shares of common stock at $.10 per share on January 19, 1995, and, on October 31, 1995, the Company issued 54,038 shares of common stock at $.30 per share in connection with the closing of the Series B Redeemable Convertible Preferred Stock purchase agreement. These issuances completed the Company's equity obligation under the terms of the License Agreement.

6. STOCK OPTIONS

     During 1995 the Company established a stock option plan (the "1995 Plan") which, as amended, provides that options to purchase the Company's common stock may be granted to employees, directors, consultants or contractors at prices not less than 75% of the fair values of the shares on the dates of grant.

     The 1995 Plan, as amended, authorizes the grant of options for up to 1,264,084 shares of the Company's common stock, and as of December 31, 1999, the Company has reserved 433,000 shares of common stock for future issuance under the 1995 Plan. Options granted under the 1995 Plan vest immediately, but, pursuant to the terms of an equity ownership agreement, the Company may, if it chooses to do so, repurchase a declining percentage of shares issued pursuant the exercise of options during the four-year period following the grant date if the optionee's employment or affiliation with the Company is terminated. A summary of stock option activity under the 1995 Plan follows:

                                                                                         WEIGHTED
                                                               SHARES    PRICE RANGE   AVERAGE PRICE
                                                              --------   -----------   -------------
Outstanding at January 1, 1997..............................   564,250    $.10-.30         $.15
  Granted...................................................   342,750         .30          .30
  Exercised.................................................  (121,084)    .10-.30          .10
  Canceled..................................................  (328,916)    .10-.30          .26
                                                              --------
Outstanding at January 1 and
  December 31, 1998.........................................   457,000     .10-.30          .20
  Exercised.................................................   (24,000)        .10          .10
  Canceled..................................................   (17,800)        .30          .30
                                                              --------
Outstanding at December 31, 1999............................   415,200     .10-.30          .20
                                                              ========

                               ATHEROGENICS, INC.

     The following table summarizes information concerning outstanding and exercisable options under the 1995 Plan as of December 31, 1999:

                              OPTIONS OUTSTANDING                                      OPTIONS EXERCISABLE
-------------------------------------------------------------------------------   ------------------------------
                                            WEIGHTED AVERAGE
                                NUMBER         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
EXERCISE PRICE                OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------                -----------   ----------------   ----------------   -----------   ----------------
$.10........................    206,000           5.5                $.10           206,000           $.10
 .30........................    209,200           7.3                 .30           209,200            .30
                                -------                                             -------
                                415,200           6.4                 .20           415,200            .20
                                =======                                             =======

     Effective July 30, 1997, the Company established an equity ownership plan (the "1997 Plan") whereby options to purchase the Company's common stock may be granted to employees, directors, consultants or contractors at prices not less than the fair values of the shares on the dates of grant. The 1997 Plan authorizes the grant of options for up to 1,474,416 shares of the Company's common stock, and as of December 31, 1999, the Company has reserved 1,370,903 shares of common stock for issuance under the 1997 Plan. Non-qualified options granted under the 1997 Plan vest immediately, but, pursuant to the terms of an equity ownership agreement, the Company may, if it chooses to do so, repurchase a declining percentage of shares issued pursuant the exercise of options during the four-year period following the grant date if the optionee's employment or affiliation with the Company is terminated. Incentive stock options generally vest over four years.

     A summary of stock option activity under the 1997 Plan follows:

                                                                             WEIGHTED AVERAGE
                                                    SHARES     PRICE RANGE        PRICE
                                                   ---------   -----------   ----------------
Outstanding at January 1, 1997...................         --    $     --           $ --
  Granted........................................    632,750         .30            .30
                                                   ---------
Outstanding at December 31, 1997.................    632,750         .30            .30
  Granted........................................    151,500         .30            .30
  Exercised......................................     (1,345)        .30            .30
  Canceled.......................................     (4,030)        .30            .30
                                                   ---------
Outstanding at December 31, 1998.................    778,875         .30            .30
  Granted........................................    748,000     .30-.31            .30
  Exercised......................................   (102,168)        .30            .30
  Canceled.......................................    (54,582)        .30            .30
                                                   ---------
Outstanding at December 31, 1999.................  1,370,125     .30-.31            .30
                                                   =========

     The following table summarizes information concerning currently outstanding and exercisable options granted under the 1997 Plan as of December 31, 1999:

                          OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
------------------------------------------------------------------------   ------------------------------
                                     WEIGHTED AVERAGE
                         NUMBER         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
EXERCISE PRICE         OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------         -----------   ----------------   ----------------   -----------   ----------------
$.30.................   1,073,125          8.25               $.30           452,801           $.30
 .31.................     297,000           9.8                .31                --             --
                        ---------
                        1,370,125           8.5                .30           452,801            .30
                        =========

     During 1999, in connection with the grant of certain options to employees, the Company recorded non-cash deferred stock compensation of $1,895,160 representing the difference between the exercise price and the deemed fair value of the Company's common stock on the dates these stock options were granted.

                               ATHEROGENICS, INC.

Deferred stock compensation is included as a reduction of shareholders' equity and is being amortized to expense using a graded vesting method. During 1999, the Company recorded amortization of deferred stock compensation of $85,480. At December 31, 1999, the Company had a total of approximately $1,800,000 remaining to be amortized over the corresponding vesting period of each respective option, generally four years. Such amortization will approximate $900,000 in 2000, $500,000 in 2001, $300,000 in 2002, and $100,000 in 2003.

     On January 28, 2000 the Company's board of directors authorized an additional 2,250,000 shares to be granted under the 1997 Plan and granted options as to 1,222,000 shares of common stock, at an exercise price of $.38 per share, to certain employees and directors. This grant resulted in additional non-cash deferred stock compensation of approximately $9,000,000. The Company will amortize such deferred stock compensation using a graded vesting method in the approximate amounts of: $5,000,000 in 2000; $2,400,000 in 2001; $1,100,000
in 2002; and $500,000 in 2003.

     Pro forma information regarding net income is required by FASB 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method. The fair value for these options (which are granted with an exercise price equal to fair market value as determined by the Board of Directors on the grant date) was estimated at the date of grant using the minimum value method with the following weighted-average assumptions for 1997, 1998 and 1999: risk-free interest rates of 6.01%, 4.65% and 5.75%, respectively; no dividend yield; and a weighted-average expected life of the options of 5 years.

     For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the options' vesting periods. The weighted average fair values of options granted during 1997, 1998 and 1999 equal $.08, $.06 and $2.54, respectively. The amount for 1999 was determined after giving consideration to the above mentioned $1,895,160 of deferred stock compensation. Pro forma net loss and net loss per share are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------
                                                    1997           1998          1999
                                                 -----------   ------------   -----------
Net loss.......................................  $(5,168,000)  $(10,744,826)  $(6,059,549)
Net loss per share (basic and diluted).........        (2.25)         (4.45)        (2.48)

     Options granted to non-employees of the Company during 1997 generated $24,200 of operating expense which is included in the statement of operations.

     Since FASB 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect was not fully reflected until 1999.

                               ATHEROGENICS, INC.

7. INCOME TAXES

     At December 31, 1999 the Company has net operating loss carryforwards and research and development credit carryforwards of $25,031,843 and $1,111,891 respectively, for income tax purposes which both begin to expire in 2009. The significant components of the Company's deferred tax assets are:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1998         1999
                                                              ----------   -----------
Net operating loss carryforwards............................  $7,205,452   $ 9,512,100
Research credits............................................     777,000     1,111,891
                                                              ----------   -----------
          Total deferred tax assets.........................   7,982,452    10,623,991
Deferred compensation.......................................          --      (687,678)
          Total deferred tax liabilities....................          --      (687,678)
                                                              ----------   -----------
          Total.............................................   7,982,452     9,936,313
Valuation allowance.........................................   7,982,452     9,936,313
                                                              ----------   -----------
Net deferred tax assets.....................................  $       --   $        --
                                                              ==========   ===========

     Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased $2,063,400, $4,827,312 and $1,953,861 in 1997, 1998 and 1999,
respectively.

     The Company's net operating loss carryforwards may be subject to certain limitations on annual utilization in the event of changes in ownership of the Company. These limitations could significantly reduce the amount of the net operating loss carryforwards available to the Company in the future.

8. LEASES

     Rent expense under operating leases amounted to $86,939 in both 1997 and 1998 and $712,658 in 1999.

     On June 19, 1998 the Company entered into an operating lease for office and laboratory space through March 1, 2009. Monthly lease payments of approximately $60,400 began March 2, 1999 and will increase for each successive twelve-month period by the lesser of: the change in the Consumer Price Index times five; or 2.5%. The Company may extend the lease agreement for two successive five-year periods. The Company's other operating lease obligations are not significant.

     As of December 31, 1998 the Company had incurred directly approximately $1,153,000 of laboratory and office construction costs which were refunded to the Company by the lessor during 1999. The Company will also make additional lease payments to the lessor of approximately $29,000 per month through March 1, 2009 related to additional expenditures for leasehold improvements and equipment.

     In conjunction with the above-described lease, the Company issued the lessor a warrant for 50,000 shares of Series B-1 Redeemable Convertible Preferred Stock. The warrant has been valued at $.08 per share based on an independent professional appraisal. The warrant became exercisable on January 1, 1999 for $5 per share and expires on January 1, 2009.

     On March 25, 1999 the Company entered into a sublease agreement for a portion of its new office and laboratory space with Inhibitex, Inc. and monthly lease payments of $11,923 began March 26, 1999. The lease term ends on March 31, 2009.

     On July 31, 1999 the Company entered into a sublease agreement for a portion of its new office space with ATV Management Corp. and monthly lease payments of approximately $6,200 began on September 1, 1999. The lease term ends on July 31, 2002.

                               ATHEROGENICS, INC.

     At December 31, 1999, the Company's aggregate commitments (net of sublease income) under long-term, non-cancelable operating leases (after increasing the office and laboratory lease rental by 2.5% per year and amortizing the increased amount on a straight-line basis) are as follows:

                                                    GROSS      SUBLEASE INCOME      NET
                                                 -----------   ---------------   ----------
2000...........................................  $ 1,118,606     $  217,848      $  900,758
2001...........................................    1,109,136        217,848         891,288
2002...........................................    1,096,106        186,693         909,413
2003...........................................    1,084,681        143,076         941,605
Thereafter.....................................    5,674,609        751,149       4,923,460
                                                 -----------     ----------      ----------
                                                 $10,083,138     $1,516,614      $8,566,524
                                                 ===========     ==========      ==========

     In February 1996 the Company entered into a sale leaseback agreement for up to $750,000 of equipment. Equipment in the cumulative amount of $750,000 was sold to the lessor and leased back to the Company for four-year lease terms commencing on various dates during 1996 through 1998. The capital leases have been recorded using the financing method. In addition, in February 1996, the Company issued the lessor warrants to purchase 12,500 shares of Series B Redeemable Convertible Preferred Stock at $3 per share.

     Equipment and leasehold improvements include the following amounts for leases which have been capitalized at December 31, 1998 and 1999:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Lab equipment...............................................  $750,000   $750,000
Less accumulated amortization...............................   412,000    600,000
                                                              --------   --------
                                                              $338,000   $150,000
                                                              ========   ========

     Amortization of leased assets is included in depreciation and amortization expense. The equipment leases provide for one-year extensions at the end of the lease terms.

     Shares of preferred stock and common stock have been reserved for the exercise and conversion, respectively, of the above-described warrants.

     Future minimum lease payments under capital leases consist of the following at December 31, 1999:

2000........................................................  $114,625
2001........................................................    57,241
2002........................................................     2,449
                                                              --------
          Total minimum lease payments......................   174,315
Less amounts representing interest and warrants.............    11,053
                                                              --------
Present value of net minimum lease payments.................   163,262
Less current portion........................................   101,408
                                                              --------
                                                              $ 61,854
                                                              ========

     The amounts recorded as capital lease obligations approximate the estimated fair market values.

9. EMPLOYEE BENEFIT PLAN

     The Company has a defined contribution plan covering eligible employees which is qualified under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, eligible participating

                               ATHEROGENICS, INC.

employees may elect to contribute up to 15% of their salary (up to the maximum amount of tax deferred contribution allowed by the Internal Revenue Code). The Company may make a discretionary contribution. During 1999 the Company matched 50% of employees' contributions, up to a maximum of 6% of the employees' annual base compensation. The Company's contribution to the plan for 1998 and 1999 aggregated $33,932 and $37,703, respectively.

10. CONCENTRATIONS OF SUPPLIERS

     The Company has contracts with two third party manufacturers which serve as sole source suppliers of bulk drug substance and formulated drug product. The Company believes that it could obtain bulk drug and formulated drug product from other manufacturers and formulators at competitive prices, if necessary.

11. INITIAL PUBLIC OFFERING

     In January 2000 the Board of Directors authorized the officers of the Company to proceed with the preparation and filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed Initial Public Offering. If the offering contemplated by this prospectus is consummated, the preferred stock outstanding as of the closing date will be converted into shares of the Company's common stock. The unaudited pro forma shareholders' equity in the accompanying balance sheet as of December 31, 1999 reflects conversion of the outstanding preferred stock into 13,643,837 shares of common stock. Unaudited pro forma net loss per share (see Note 3) is computed as if the outstanding preferred stock had been converted into common stock on the date of issuance.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                             SHARES

                                 [LOGO TO COME]

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                                    SG COWEN

                                   CHASE H&Q

                          ADAMS, HARKNESS & HILL, INC.

                           A.G. EDWARDS & SONS, INC.

                                     , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee.........  $26,400
National Association of Securities Dealers, Inc. filing
  fee.......................................................   10,500
Nasdaq National Market listing fee..........................        *
Printing fees...............................................        *
Legal fees and expenses.....................................        *
Accounting fees and expenses................................        *
Blue sky fees and expenses..................................        *
Transfer agent and registrar fees...........................        *
Miscellaneous fees..........................................        *
                                                              -------
          Total.............................................  $
                                                              =======

---------------

* To be completed by amendment.

     The foregoing, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee, are estimates.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Fourth Amended and Restated Articles of Incorporation eliminate, as permitted by Section 14-2-202(b)(4) of the Georgia Business Corporation Code, the personal liability of directors and officers for monetary damages to the corporation or its shareholders for breach of their duty of care and other duties; provided, however, that our Articles of Incorporation and Section 14-2-202(b)(4) of the Georgia Code do not permit us to eliminate or limit liability for (1) a breach of duty involving appropriation of a business opportunity of ours; (2) an act or omission which involves intentional misconduct or a knowing violation of law; (3) any transaction from which an improper personal benefit is derived; or (4) any payments of a dividend or any other type of distribution that is illegal under Section 14-2-832 of the Georgia Code. In addition, if at any time the Georgia Code is amended to authorize further elimination or limitation of personal liability, then the liability of each of our directors and officers shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Georgia Code require such action.

     Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Code govern the indemnification of directors, officers, employees and agents. Section 14-2-851 of the Georgia Code provides for indemnification of any of our directors for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal, in which he may become involved by reason of being a member of our board of directors. Section 14-2-851 also provides such indemnity for directors who, at our request, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or another enterprise. Section 14-2-851 permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to our best interest and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses, including attorneys' fees, incurred with respect to a proceeding. However, if the director is adjudged liable to us in a derivative action or on the basis that personal benefit was improperly received by him, the director will only be entitled to such indemnification for reasonable expenses as a court finds to be proper in accordance with the provisions of Section 14-2-854.

     Section 14-2-852 of the Georgia Code provides that directors who are successful with respect to any claim brought against them, which claim is brought because they are or were directors, are entitled to indemnification against reasonable expenses as of right. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Georgia Code, as follows: (1) if there are two or more disinterested members of the board of directors, by the majority vote of a quorum of the disinterested members of the board of directors, (2) by a majority of the members of a committee of two or more disinterested directors, (3) by special legal counsel or (4) by the shareholders, but, in such event, the shares owned by or voted under the control of directors seeking indemnification may not be voted.

     Section 14-2-857 of the Georgia Code provides that an officer who is not a director has the mandatory right of indemnification granted to directors under
Section 14-2-852, as described above. In addition, we may, as provided by our Articles, Bylaws, general or specific actions by our board of directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

     We plan to enter into indemnification agreements with each of our directors and certain executive officers. The indemnification agreements set forth certain procedural matters relating to indemnification, including the manner in which an indemnified party may make a claim and the right of an indemnified party to court adjudication of his or her claim if we deny such indemnification.

     Our officers and directors are presently covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against any losses or liabilities arising from any alleged "wrongful act," including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. We pay the cost of such insurance as permitted by our Bylaws and the laws of the State of Georgia.

     Reference is hereby made to Section        of the underwriting agreement,
the form of which will be filed as Exhibit 1.01 hereto, in which the underwriters agree to indemnify our directors and officers and certain other persons against certain civil liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In the three years preceding the filing of this registration statement, we have sold and issued the following securities:

          1. In April, May and August 1999, we issued an aggregate of 5,899,999 shares of Series C convertible preferred stock to 21 investors for a consideration of $3.00 per share, or an aggregate of $17,699,997 before expenses of the private placements of approximately $164,000. In accordance with the terms of the Series C convertible preferred stock, each share of Series C convertible preferred stock will be converted into one share of our common stock immediately prior to the consummation of the public offering.

          2. In August and December 1998, we issued $6,150,000 principal amount notes bearing interest at a rate per annum equal to the prime rate as published in The Wall Street Journal plus 2%. At that time we also issued warrants exercisable for 200,001 shares of our Series B convertible preferred stock. In April 1999 we issued warrants exercisable for 205,002 shares of our Series C convertible stock to the noteholders as consideration for extending the maturity of the notes. The notes and, at the option of the noteholders, the accrued and unpaid interest on the notes were converted into 2,140,357 shares of our Series C convertible preferred stock in April 1999. In accordance with the terms of the Series B convertible preferred stock and the Series C convertible preferred stock, each share of convertible preferred stock will be converted into one share of our common stock immediately prior to the consummation of the public offering.

          3. From January 1, 1997 through February 18, 2000, we granted incentive stock options and nonqualified stock options to purchase an aggregate of 3,097,000 shares of our common stock at exercise prices ranging from $.30 to $.38 per share to employees and directors under our 1995 Stock Option Plan and our 1997 Equity Ownership Plan, and issued an aggregate of 254,597 shares upon the exercise of these and previously granted options. Of these options granted, options to purchase 408,328 shares of common stock have been canceled.

          4. In July 1998, we issued to Cousins Properties, Inc. a warrant to purchase 50,000 shares of our Series B-1 convertible preferred stock at an exercise price of $5.00 per share. This warrant will be converted into a warrant to purchase 50,000 shares of our common stock at an exercise price of $5.00 per share immediately prior to the consummation of the public offering in accordance with the terms of the Series B-1 convertible preferred stock.

          5. In December 1998, we issued to Long Aldridge & Norman LLP 16,666 shares of Series B convertible stock for consideration of $3.00 per share or an aggregate of $49,998 in legal fees incurred by AtheroGenics in 1998. In accordance with the terms of the Series B convertible preferred stock, each share of Series B convertible preferred stock will be converted into one share of our common stock prior to the consummation of the public offering.

          6. In April 1999, we issued to Long Aldridge & Norman LLP 16,666 shares of Series C convertible stock for consideration of $3.00 per share or an aggregate of $49,998 in legal fees incurred by AtheroGenics in 1998. In accordance with the terms of the Series C convertible preferred stock, each share of Series C convertible preferred stock will be converted into one share of our common stock prior to the consummation of the public offering.

          7. In October 1997, we issued to Phoenix Leasing Incorporated a warrant to purchase 2,200 shares of Series B convertible preferred stock at an exercise price of $3.00 per share in connection with the Master Lease Agreement between Phoenix Leasing and us dated November 1, 1995. This warrant will be converted into a warrant to purchase 2,200 shares of our common stock at an exercise price of $3.00 per share immediately prior to the consummation of the public offering in accordance with the terms of the Series B convertible preferred stock.

     No underwriters were involved in the foregoing sales of securities. The issuance of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of such Securities Act as transactions by an issuer not involving any public offering, or, in the case of some options to purchase common stock, Rule 701 of the Securities Act. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following exhibits are filed herewith:

 EXHIBIT
   NO.           DESCRIPTION
 -------         -----------
   1.01*    --   Form of Underwriting Agreement.
   3.01*    --   Form of Fourth Amended and Restated Articles of
                 Incorporation of AtheroGenics, Inc.
   3.02*    --   Form of Third Amended and Restated Bylaws of AtheroGenics,
                 Inc.
   4.01*    --   Form of Common Stock Certificate.

 EXHIBIT
   NO.           DESCRIPTION
 -------         -----------
   4.02     --   Amended and Restated Master Rights Agreement dated October
                 31, 1995, as amended by First Amendment dated November 1,
                 1995; Second Amendment dated July 30, 1996; Third Amendment dated April 13, 1999; Fourth Amendment dated May 11, 1999;
                 and Fifth Amendment dated August 30, 1999.
   4.03     --   Applicable provisions of Fourth Amended and Restated
                 Articles of Incorporation and Third Amended and Restated
                 Bylaws of AtheroGenics, Inc. (to be incorporated by
                 reference to Exhibits 3.01 and 3.02).
   5.01*    --   Opinion of Long Aldridge & Norman LLP (including consent).
  10.01*+   --   Exclusive License Agreements dated October 22, 1999 by and between AtheroGenics, Inc. and each of Schering-Plough Ltd.
                 and Schering Corporation.
  10.02*+   --   Exclusive License Agreement dated July 17, 1998 between The
                 Regents of the University of California and AtheroGenics,
                 Inc. for Therapeutic and Diagnostic Uses of Monoclonal
                 Antibodies against Oxidized LDL in Atherosclerosis and Other
                 Diseases.
  10.03*+   --   Exclusive License Agreement dated November 20, 1997 by and between the University of Rochester and AtheroGenics, Inc.
  10.04*+   --   License Agreement dated January 11, 1995 between Emory
                 University and AtheroGenics, Inc.
  10.05*+   --   Patent Purchase Agreement dated April 26, 1995 between
                 AtheroGenics, Inc. and Sampath Parthasarathy, together with
                 Services Agreement dated April 26, 1995 between
                 AtheroGenics, Inc. and Sampath Parthasarathy.
  10.06*+   --   Sponsored Research Agreement dated October 14, 1996 between
                 Emory University and AtheroGenics, Inc.
  10.07     --   AtheroGenics, Inc. 1995 Stock Option Plan, together with
                 form of nonqualified stock option agreement.
  10.08     --   AtheroGenics, Inc. 1997 Equity Ownership Plan, together with form of nonqualified and incentive stock option agreements.
  10.09     --   Preferred Shares Purchase Warrant dated August 24, 1998
                 between AtheroGenics, Inc. and certain Lenders named
                 therein.
  10.10     --   Series C Convertible Preferred Stock Purchase Warrants of
                 AtheroGenics, Inc.
  10.11     --   Promissory Note dated April 1, 1999 between Inhibitex, Inc.
                 and AtheroGenics, Inc.
  10.12++   --   Lease Agreement dated June 19, 1998 between Cousins
                 Properties, Inc. and AtheroGenics, Inc.
  10.13++   --   Master Equipment Lease dated November 1, 1995 between
                 Phoenix Leasing Incorporated and AtheroGenics, Inc.
  23.01     --   Consent of Ernst & Young LLP.
  23.02     --   Consent of Long Aldridge & Norman LLP (to be contained in
                 Exhibit 5.01).
  23.03     --   Consent of King & Spalding.
  24.01     --   Powers of Attorney (see signature pages to this registration statement).
  27.01     --   Financial Data Schedule (for SEC use only).

---------------
  * To be filed by amendment.

 + Certain confidential information contained in this document will be omitted and filed separately with the Commission pursuant to Rule 406 of the Securities Act of 1933, as amended.

++ We agree to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to this agreement upon request by the Commission.

     (b) Financial Statement Schedules

     No financial statement schedules are provided, because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information which may be omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form or prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on February 25, 2000.
                                        ATHEROGENICS, INC.

                                        By: /s/ RUSSELL M. MEDFORD, M.D., PH.D
                                           ------------------------------------
                                             RUSSELL M. MEDFORD, M.D., PH.D.
                                              President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Russell M. Medford and Mark P. Colonnese, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                      NAME                                      TITLE                       DATE
                      ----                                      -----                       ----
PRINCIPAL EXECUTIVE OFFICER:

             /s/ RUSSELL M. MEDFORD               President and Chief Executive       February 25, 2000
------------------------------------------------    Officer, Director
               RUSSELL M. MEDFORD

PRINCIPAL FINANCIAL AND PRINCIPAL
  ACCOUNTING OFFICER:

             /s/ MARK P. COLONNESE                Vice President of Finance and       February 25, 2000
------------------------------------------------    Administration and Chief
               MARK P. COLONNESE                    Financial Officer

ADDITIONAL DIRECTORS:

              /s/ MICHAEL A. HENOS                Director                            February 25, 2000
------------------------------------------------
                MICHAEL A. HENOS

             /s/ R. WAYNE ALEXANDER               Director                            February 25, 2000
------------------------------------------------
               R. WAYNE ALEXANDER

              /s/ VAUGHN D. BRYSON                Director                            February 25, 2000
------------------------------------------------
                VAUGHN D. BRYSON

                               [Signatures continued on following page]

                      NAME                                      TITLE                       DATE
                      ----                                      -----                       ----
               /s/ T. FORCHT DAGI                 Director                            February 25, 2000
------------------------------------------------
                 T. FORCHT DAGI

               /s/ VIJAY K. LATHI                 Director                            February 25, 2000
------------------------------------------------
                 VIJAY K. LATHI

            /s/ ARDA MINOCHERHOMJEE               Director                            February 25, 2000
------------------------------------------------
              ARDA MINOCHERHOMJEE

              /s/ ARTHUR M. PAPPAS                Director                            February 25, 2000
------------------------------------------------
                ARTHUR M. PAPPAS

            /s/ RICHARD S. SCHNEIDER              Director                            February 25, 2000
------------------------------------------------
              RICHARD S. SCHNEIDER

              /s/ WILLIAM A. SCOTT                Director                            February 25, 2000
------------------------------------------------
                WILLIAM A. SCOTT